
YANKEE
MACINTOSH
housewarmer®

YANKEE CANDLE®

2003 ANNUAL REPORT

INNOVATION. PERFORMANCE. QUALITY. FRAGRANCE.


YANKEE CANDLE
YANKEE CANDLE
YANKEE
SAGE & CITRUS
housewarmer

Yankee Candle's success is driven by our diverse, time-tested and growing capabilities: Our core competency in developing and delivering **FRAGRANCE**, which bolsters our leadership position in the premium scented candle market and accelerates our progress in other home fragrance categories. Our talent for **INNOVATION**, which spurs our product development activities and encourages superior execution throughout our business. Our commitment to developing the highest **QUALITY** products, which reinforces our brand's image for excellence. And our tradition of delivering outstanding financial and operational **PERFORMANCE**, which generates increasing value for our employees, customers, partners and shareholders.

YANKEE CANDLE®

The Yankee Candle Company, Inc. is the nation's leading designer, manufacturer, wholesaler and retailer of premium scented candles, with the largest share of the premium scented candle market and the most highly recognized brand of any premium scented candle manufacturer. The Company is also a major designer and marketer of candle accessories, and a growing factor in other segments of the home fragrance and scented personal care product markets.

Yankee Candle's success is driven by its vertically integrated structure, which gives the Company control over all of the operations required to develop, manufacture, distribute and sell its products. This exceptional degree of control enables Yankee Candle to create innovative, high-quality products that it markets through a broad range of image-appropriate channels. As a result, the Company has built Yankee Candle® into a powerful brand that projects premium quality and resonates with consumers.

At year-end 2003, Yankee Candle marketed its products through approximately 15,000 wholesale doors in North America; 286 Company-owned and operated retail stores in the United States; a proprietary website at yankeecandle.com; a catalog program; approximately 1,900 European wholesale doors, primarily in the United Kingdom; 23 European distributors that serve 26 countries; and a European distribution center in Bristol, England. Founded in 1969, Yankee Candle is headquartered in South Deerfield, Massachusetts. The Company's common stock is traded on the New York Stock Exchange under the symbol YCC.

FINANCIAL HIGHLIGHTS

NET SALES
(dollars in millions)



$262.1
$338.8
$379.8
$444.8
$508.6
'99
'00
'01
'02
'03

18% CAGR*

OPERATING INCOME
(dollars in millions)



$76.4
$89.1
$89.9
$109.8
$127.0
'99
'00
'01
'02
'03

14% CAGR*

NET INCOME
(dollars in millions)



$34.3
$43.6
$48.2
$64.0
$74.8
'99
'00
'01
'02
'03

22% CAGR*

*CAGR = Compound Annual Growth Rate

(Dollar Amounts In Thousands)	1999	2000	2001	2002	2003
Operating Results:					
Net sales	$262,075	$338,805	$379,831	$444,842	$508,637
Operating income	76,386	89,098	89,861[(2)]	109,831	126,983
Net income	34,295[(1)]	43,559	48,165[(3)]	63,979	74,786

(1) Before extraordinary item.
(2) Excludes $8,000 restructuring charge.
(3) Pro forma to exclude $8,000 restructuring charge from pre-tax income and apply 39% tax rate to pre-tax income.

To Our Shareholders

Exceptional performance is never the result of random activities. Instead, it's the product of careful planning, steady focus and hard work—characteristics that are especially vital during challenging times. In 2003, The Yankee Candle Company, Inc. team once again proved that we have these characteristics and we know how to channel them, delivering another year of record financial results, despite continued economic uncertainty and soft consumer spending.

We achieved record total sales of $506.6 million for the year, an increase of 14 percent compared with 2002. In our wholesale business, which includes our international wholesale operations, we posted an 18 percent increase in sales to $242.0 million. In our retail business, we generated sales of $266.6 million, an increase of 11 percent, despite a small decline in our same-store sales, which was primarily due to a decline in mall traffic. In our direct retail channels of catalog and Internet, we delivered a 2 percent increase compared with 2002.

This performance, combined with our ongoing efforts to control expenses and realize process improvements, enabled us to generate record operating profit, net income and earnings per share. We posted operating profit of $127.0 million, an increase of 16 percent compared with $109.8 million in fiscal 2002. Our net income grew 17 percent to $74.8 million from $64.0 million in 2002; and earnings per share grew 20 percent to $1.40 per diluted common share from $1.17 per diluted common share a year ago. We also generated $91.4 million of free cash flow, an increase of 35 percent over 2002.

In summary, we made outstanding progress in 2003, sharply underscoring the growing power of the Yankee Candle® brand; the strength, flexibility and efficiency of our vertically integrated business model; and the skill of our management team in leveraging these unique assets. In addition, our Board of Directors authorized a $100 million share repurchase program, which we completed during the year. This initiative improved our Company's capitalization structure, while providing a tangible benefit to our shareholders in return for their loyalty and support.

Accelerating Product Innovation

Will Rogers once noted that, "Even if you are on the right track, *you'll get run over if you just sit there.*" At Yankee Candle, we wholeheartedly agree with this message. In fact, our deep-seated belief in driving continuous innovation has been a primary factor behind many of our Company's accomplishments—from developing the most recognized brand in the premium scented candle industry, to becoming the industry leader in a number of gift categories.

While we regularly innovate throughout our Company, we are best known for our product innovation initiatives, which include developing, packaging and marketing new Yankee Candle® branded merchandise. In 2003, we took these activities to new heights. We added many new fragrances to our traditional Housewarmer® candle collection; launched two new candle lines, each with a unique design and exclusive fragrances; expanded our assortment of accessories; increased our penetration of the home fragrance market; and test marketed a wide array of new products.

One of our most exciting initiatives was our entry into the electric home fragrancer market. Electric home fragrancers are a large segment in the home fragrance category, and one that is growing as consumers seek around-the-clock fragrance solutions. We capitalized on this demand in 2003 by introducing our Housewarmer™ electric home fragrancer. Our fragrancer offers characteristics that consumers want—it is small and attractive, can be adjusted to use horizontally or vertically, allows one outlet to remain available, and uses a scented oil insert to diffuse any one of eight of our most popular candle fragrances 24 hours a day for up to eight weeks. This exciting product was a resounding success with consumers, complementing our other home fragrance merchandise



and strengthening our position as a key player in the high-demand home fragrance market. We believe that significant opportunity exists for our Company to capture additional square footage with our existing wholesale customers and to generate greater sales volume in our retail stores by increasing our penetration of non-candle home fragrance categories. We are actively working to identify promising opportunities that leverage our core fragrance competency, align with our brand image and respond to the needs of consumers.

We built demand for our new products, promoted greater brand awareness and paved our way to further develop key regional markets by executing an integrated marketing campaign. This campaign encompassed advertising in major national magazines around the country, as well as executing a range of public relations activities and continuing our successful catalog program. We complemented these initiatives by drawing on our extensive customer database to send direct mailings that highlighted new products and store openings to millions of consumers.

Driving Profitability

Our 2003 product innovation activities were a strong catalyst for increased sales performance across all of our distribution channels. During the year, we launched our electric home fragrancer into our wholesale channel, building on the success of the other home fragrance products we introduced to this channel in 2002. Our expanded product assortment enabled us to secure significant additional shelf space with many existing customers and to attract new customers. In total, we added approximately 1,100 new wholesale doors in 2003, ending the year with approximately 15,000 wholesale locations across North America.

Our new products were also powerful performance drivers for our retail channel, generating news within our stores, and creating a level of freshness and excitement that enhanced our customers' shopping experience. We laid the groundwork to gain greater leverage from our growing product portfolio by introducing a new retail sales training program. Developed exclusively for Yankee Candle, this program has prompted us to intensify our focus on building relationships with our customers so that we can better understand their product preferences. We also continued to extend the reach of the Yankee Candle® brand, opening 49 retail stores, adding a test satellite Yankee Candle™ Home store in Nashua, N.H., and revamping our e-commerce site, making it more functional and easier to use. We supported our growth by continuing to enhance our supply chain operations, taking a number of steps that yielded greater productivity and efficiency, while positioning us for ongoing expansion.

Earning Recognition

Our 2003 financial and operational accomplishments were highly rewarding, but some of the year's most exciting achievements came in the form of industry accolades. Our Company was singled out by a wide range of organizations who applauded some of our most gratifying accomplishments—from our continued progress in a tough economy, to our ability to contribute to economic stability in our home state of Massachusetts, to our exceptional success in the e-commerce arena. For example:

- *BusinessWeek* ranked us 23rd on their annual list of 100 Hot Growth Companies, citing our steady sales and earnings growth, as well as our strong return on capital over the past three years.
- *The Boston Globe* ranked us number five overall in its annual list of the best performing public companies in Massachusetts. We were also the top-rated company in the consumer goods category and 14th on the Growth 50 list.
- *The Boston Herald* ranked us number seven overall on The Herald Hundred, its annual list of the top performing companies in Massachusetts. This high ranking also earned us a place on the publication's Superstar 10 list, a subset of the Herald Hundred that highlights the State's leading ten companies based on 12-month revenue and earnings growth.

• Internet trade magazine, *Internet Retailer,* named us one of the top 50 Internet Retailers. According to the magazine's Web site, the companies selected for this commendation "represent retailers who know their customers, understand how the Web fits into a retail strategy and continually improve online shopping."

In addition to these distinctions, Massachusetts Governor Mitt Romney and The Massachusetts Alliance for Economic Development both honored Yankee Candle for our significant positive impact on the Massachusetts economy. The Boston Club, an organization that provides a forum for women as business, professional and community leaders, also recognized us, applauding the number of women on our Board of Directors and in our Executive ranks.

Generating Shareholder Value

We continued to evolve our Board in 2003, adding several talented leaders who will provide our Company with hands-on guidance and valuable perspective as we pursue continued growth. Our new members include Michael F. Hines, Executive Vice President and Chief Financial Officer of Dick's Sporting Goods; Michael B. Polk, Senior Vice President of Marketing and Chief Operating Officer of Unilever Bestfoods North America; and Doreen A. Wright, Senior Vice President and Chief Information Officer of Campbell Soup Company.

Each of these individuals is a talented, experienced professional. Collectively, our Board members offer a powerful combination of financial acumen, successful retailing experience, proven brand-building skills and valuable insight into managing a growing business. As we move into 2004, we are confident that Yankee Candle's involved and exceptionally competent Board of Directors will help us to achieve continued progress.

Moving Forward

As I reflect on our Company's success in 2003, I am once again impressed by the talent and dedication of my fellow employees. Year after year, the members of the Yankee Candle team prove that we can function as a warm, "family" business, while delivering the outstanding growth and financial results required of a nationally recognized public company. Every day, our employees demonstrate the spirit and work ethic that make this possible, and I thank each of them for their many contributions to our success.

Our team enters 2004 with confidence and enthusiasm. We are highly energized about our prospects for growth. Moreover, we are sharply focused on optimizing those prospects by continuing to develop the assets that have yielded our success to date—from our core competency in fragrance development, to our high-quality products, our vertically integrated business model, our consistently strong financial performance and our tradition of innovation. As we move forward, we're intent on using these strengths to continue to build the Yankee Candle® name into a powerful, national brand that consumers recognize and value.

Sincerely,

Craig W. Rydin
Chairman and Chief Executive Officer

"We made outstanding progress in 2003, generating record financial results in the areas of operating profit, net income and earnings per share. Our ability to deliver this performance in a challenging economic environment sharply underscores the growing power of the Yankee Candle® brand; the strength, flexibility and efficiency of our vertically integrated business model; and the skill of our management team in leveraging these unique assets."


FOLLOW THE SCENT TO A PLACE ONLY YOU C
WHERE FANTASIES BECOME INTRIGUING POS
RETURN TO A PLACE WHERE IT'S
AND CHILDHOOD MEMORIES NEVER
Housewarmer Electric Home Fragrancers
YANKEE CANDLE
NEW!
YANKEE CANDLE
YANKEE CANDLE

Brand

With more than three decades of success in creating innovative, high-quality products, Yankee Candle has become the undisputed leader in the premium scented candle market. As awareness and interest in our brand have grown over the years, we have worked to capitalize on these strengths, drawing on our fragrance competency and vertically integrated business model to expand our offering of premium scented candles and to apply the Yankee Candle® brand to other merchandise, including high-quality candle accessories and home fragrance items. These efforts have enabled us to capture a growing share of our traditional market of premium scented candles, while penetrating other high-volume home fragrance market segments.

In 2003, we executed several strategic marketing programs that highlighted our fragrance competency and showcased our new products. One of our most significant initiatives was the continued execution of our national print campaign. Through full-page, color ads in such publications as *People, Family Circle, Good Housekeeping* and *Redbook,* this campaign heightened product awareness across all of our distribution channels, stimulating consumer demand for our new merchandise. We complemented our advertising efforts by drawing on our extensive customer database to launch a variety of direct marketing initiatives and invitation-only promotions, as well as to execute regional marketing plans through which we tested our products in different markets.

Our marketing and brand-building efforts were rewarded. We continued to gain market share and achieve greater brand recognition during 2003, as evidenced by the results of the annual market research survey that we conduct. Perhaps more telling, *Giftbeat* magazine's annual survey of leading gift products cited Yankee Candle® as the leading candle brand in the country for the 11th consecutive year, as well as the most profitable gift shop product line for the third year in a row. *Giftbeat* also found that our Housewarmer® candles were the nation's number-one selling item in the category of gifts costing more than $10, and our Yankee Car Jars® air fresheners, Tarts® wax potpourri and Samplers® votive candles were top-selling items in the category of gifts costing $5 or less. In fact, according to *Giftbeat,* Yankee Candle® was the top giftware reorder product line of 2003, marking the ninth time we have earned this distinction in the 11 years that it has been given.

Year after year, consumer surveys affirm that Yankee Candle® is the most highly recognized brand in the premium scented candle market with best-selling gift items in a growing variety of merchandise categories.



INNOVATION

At Yankee Candle, product innovation has always been central to our business philosophy and vital to our success. In fact, our emphasis on product innovation sharply distinguishes our development activities from other companies that compete in our markets. In 2003, we continued this tradition, introducing many new Housewarmer® candle fragrances, and innovating a wide range of exciting new products that showcased our ability to leverage our fragrance competency to stimulate growth.

Perhaps our greatest "hit" of the year was our introduction of the Housewarmer™ electric home fragrancer. Designed to resemble a small nightlight with an attractive shade, the refillable unit diffuses scented oil versions from a selection of eight of our most popular candle scents—including MacIntosh, Clean Cotton™ and Sage & Citrus. A high-demand product in all of our distribution channels, the Housewarmer™ electric home fragrancer has helped to fortify our position in the growing home fragrance market.

We also expanded Yankee® Home Classics™, the sophisticated premium scented candle line we first launched in 2002. Characterized by fluid candle shapes and unique, blended fragrances, the Yankee® Home Classics™ collection features graceful, curved jar candles with peel-off labels, as well as Samplers® votive candles, scented tea lights, Tarts® wax potpourri, and oval pillar candles. This collection is available in 14 distinctive scents that are exclusive to this line, including Apple & Rose and Basil & Nectarine. We also launched Deck Delights™, an innovative new line of insect-repellent candles and accessories for outdoor use. Available in five fragrances, including Marigold & Geranium and Citron Eucalyptus, Deck Delights™ candles can be purchased in jars, flower-shaped scented tea light packs, and wrapped Samplers® votive candles. Our Deck Delights™ accessory line encompasses an attractive selection of rustic metal accessories for outdoor use.

At year end, we also started testing two new candle lines. Our new Stripes™ candles feature three of our popular scented candles layered in a clear glass tumbler. Stripes™ are available in six different combinations, including Farmstand Fresh™, which layers MacIntosh, Raspberry Sorbet and Vineyard®; and Flower Garden™, which combines Fresh Cut Roses, Lilac Blossoms and Hydrangea. Our YC™ premium natural wax blend scented candles combine distinctive scents with a clean, decorator look. Packaged in sleek, rectangular glass holders that come in four different sizes, YC™ candles come in seven fashion-forward fragrances, including Bamboo Musk™ and Chai Tea™.

We continually work to expand our product portfolio, adding premium scented candles, candle accessories, scented personal care products and home fragrancing items that bear the quality assurance of the Yankee Candle® name.


YANKEE
New!

PERFORMANCE

Having a highly recognized brand in a fragmented industry translates into strong demand for our products. We meet this demand by employing a unique, multi-channel distribution strategy, which ensures that Yankee Candle® merchandise is broadly available to consumers in the United States and many international markets. At year end 2003, our channels included approximately 15,000 wholesale locations in North America, our own network of 286 retail stores, a catalog program, an Internet website, approximately 1,900 European wholesale doors, international distributors, and a European distribution center.

Wholesale. In 2003, we expanded the selection of products that we offer to our wholesale customers, increasing our offering of potpourri, room sprays and linen sprays, and launching our new electric home fragrance diffuser into our wholesale channel. These activities helped us to attract local and national retailers to our wholesale customer base, as well as to secure additional shelf space with many existing customers.

Yankee Candle's wholesale business success is predicated on developing mutually beneficial partnerships with our core specialty retailers, most of whom are owners or managers of independent card and gift shops. In 2003, we accelerated this effort. We offered several special products and "gift with a purchase" promotions that were exclusive to our wholesale channel. We refined and enhanced Yankee Candle University, the proprietary sales training program that we conduct for wholesale customers. We also expanded our Wholesale Advisory Council (WAC). WAC is a powerful forum through which we bring together representatives from our core specialty retail accounts with professionals from Yankee Candle's supply chain and marketing divisions. Our WAC members give us valuable perspective on their needs, which we act on and share with their peers. Input from WAC members in 2003 prompted us to develop new product ideas, merchandising plans and selling program concepts.

We also continued to focus on enhancing our programs with national accounts. Our national partners have different requirements than our core specialty retailers, which we meet by providing them with category management programs that boost their sales, as well as by delivering unparalleled service and efficiency. As a result, we help large-scale retail customers maintain a consistently high in-stock position, making us one of their most valuable vendors and positioning us to enter new product channels.

We employ a unique, multi-channel distribution strategy, which ensures that Yankee Candle® merchandise is broadly available to consumers in the United States and many international markets.

PERFORMANCE
(CONTINUED)

International. Yankee Candle's products have universal appeal. As a result, we believe our Company can pursue the success that we have enjoyed in the United States in a number of global markets. We've worked diligently toward this goal over the past several years, developing the Yankee Candle® brand in several international markets. Our international operations are still only a small part of our overall business, but they are posting strong performance and solid growth statistics.

We continued to execute our growth plan in Europe during 2003, partnering with a new, broad-based retail account in the United Kingdom and developing additional retailer partners who can distribute our products in other European countries. We also forged new distribution agreements in Canada and Asia that position us to market our candles, accessories, home fragrance merchandise and personal care items in these regions.

Retail. For our retail organization, 2003 was a year of continued growth and market penetration. Our extensive selection of new products helped to drive sales, attract new customers and communicate Yankee Candle's exceptional fragrance expertise to the marketplace. We accelerated these efforts by creating a formal sales training program specifically for our needs. Called "Selling Scents," this proprietary program focuses the attention of our associates on getting closer to our customers so that we can understand their preferences and help them select the products that best meet their needs.

We enhanced our ability to reach customers in their homes by revamping our Internet site, executing our successful catalog program and expanding our direct mail activities. Direct mail is a powerful tool for us to use in building our brand and encouraging existing customers to try our new products. We utilized our extensive database of consumer names more than ever before in 2003, sending targeted promotional materials that combined with our national advertising campaign to highlight our new product introductions.

We continued to expand our retail reach in 2003, opening 49 new locations and laying the groundwork to open 45 more in 2004. In addition, we opened our first test Yankee Candle™ Home satellite store adjacent to our candle store at the Pheasant Lane Mall in Nashua, N.H. Similar to the Yankee Candle™ Home area in our flagship location, this 1,500 square-foot facility offers a range of home accessories for kitchen, bath and garden needs, as well as gourmet foods, specialty teas and personal care products. The store also features an Inspiration Center where customers can get home decorating and fragrancing tips.

WHOLESALE SALES
(dollars in millions)



$138.9
$163.5
$168.1
$204.9
$242.0
'99
'00
'01
'02
'03

15% CAGR

RETAIL SALES
(dollars in millions)



$123.2
$175.3
$211.7
$239.9
$266.6
'99
'00
'01
'02
'03

21% CAGR





QUALITY

Yankee Candle's supply chain operations are vitally important to our success. Encompassing product development, purchasing, logistics, manufacturing, packaging and distribution capabilities, our supply chain is the central force that enables us to realize our product innovation goals, fortify our position as a leader in quality, and continually strengthen our relationships with our customers. We are sharply focused on driving continuous improvement in these areas as a means of spurring our growth, satisfying our customers, and generating greater productivity and profitability.

We made outstanding progress on all of these fronts in 2003. We continued to implement our Supply Chain Strategy, executing a range of new initiatives that enhanced the quality of our operations, eliminated unnecessary costs, expedited our delivery processes and improved our safety standing. Since we introduced this program in 2001, we have improved our product quality and safety metrics, and we have realized a significant increase in productivity. We have a strong pipeline of new initiatives that we plan to implement in 2004.

With an eye on increasing our efficiency, we introduced two innovative training programs for our supply chain employees. These programs focus on teamwork and the fundamentals of effective project management. Perhaps more vital, they encourage our employees to engage in analytical troubleshooting so that we can quickly identify problems and resolve them with smart, thoughtful solutions. We also emphasized our commitment to teamwork by designating senior members of our operations business team to liaison with members of our retail operations, as well as with some of our external wholesale customers. By directly interacting with each of these groups, we gained a greater understanding of their particular requirements. These interactions prompted us to make process improvements that resulted in better and faster shipments, new packaging and heightened product quality.

As Yankee Candle continues to develop new candle products and enter new merchandise categories, our supply chain is increasingly challenged to manage the initiatives required to bring these new products to market, manufacture products with consistently high quality, and deliver them to customers around the world. We are meeting these challenges by increasing our use of automation, as well as by introducing more quantitative and analytical techniques that enable us to work harder and smarter than ever before.

Our discipline of driving continuous improvement in our supply chain areas enables Yankee Candle to produce consistently high-quality products, while simultaneously realizing valuable operational efficiencies.


SAGE & CITRUS
housewarmer



Fragrance For Your Life







TOTAL YANKEE CANDLE SALES
(dollars in millions)

31% CAGR OVER 20 YEARS


$3 $4 $6 $8 $11 $14 $20 $30 $41 $59 $70 $95 $115 $147 $189 $262 $339 $380 $445 $509
'84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03

rance

Yankee Candle's remarkable fragrance competency distinguishes our Company from competitors and helps fuel the growth of our brand. We capitalize on this expertise by innovating an ever-growing collection of premium scented candles, as well as by applying our proprietary fragrances to categories outside of the candle market, including scented personal care products and a wide array of home fragrance items.





OUR EMPLOYEES

At Yankee Candle, we truly believe that our people are our greatest asset. This conviction prompts us to maintain a keen focus on developing, supporting and rewarding our employees, despite the tough economic trends of recent years. In 2003, we continued to demonstrate this commitment, implementing, enhancing and even adding programs to build morale, encourage teamwork and foster the professional development of our employees. All of our initiatives were developed with the recognition that we must balance the proud heritage and unique culture that come from Yankee Candle's roots as a "family business" with our current position as a swiftly growing public company with a national brand name and a global reach.

Our initiatives included maintaining our competitive pay scale and benefits packages, adding a profit sharing program, and advancing our extensive learning and development program. We also continued to offer a "total rewards" environment. Our "total rewards" programs include service awards for employees who reach tenure benchmarks; our Founder's Award, which recognizes employees for an exceptional work ethic and the delivery of extraordinary results that link to our business plan; and our Piece of the Pie program, which enables each division to identify a goal within their area, and then allocates funds to spend as they wish when they achieve that goal. Inspired by these awards, our employees have introduced improvements across a wide range of areas, including team-building, job safety, productivity and sales growth.

We also maintained a steady focus on the characteristics that have long made Yankee Candle a great place to work: We cross-train our employees to create efficiencies, meet seasonal demand and prepare them for promotions. We emphasize accountability for individual results while cultivating a team-oriented culture. We strongly encourage the flow of communication throughout our organization. And we regularly demonstrate our commitment to the community, teaming with our employees to donate money, time and effort to numerous philanthropic organizations, including the United Way, Make-a-Wish Foundation, Toys For Tots, The Food Pantry, Coats for Kids, Junior Achievement and Relay for Life.

We are deeply committed to providing a work environment that promotes teamwork and camaraderie, encourages meaningful professional development, and drives our Company's success.



Financial Table of Contents

Selected Financial Data

The selected historical consolidated financial and other data that follows should be read in conjunction with the "Consolidated Financial Statements," the accompanying notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Annual Report. The historical financial data as of December 28, 2002 and January 3, 2004 and for the fifty-two weeks ended December 29, 2001 and December 28, 2002 and fifty-three weeks ended January 3, 2004 has been derived from the audited consolidated financial statements and the accompanying notes included in this document.

The historical financial data as of January 1, 2000, December 30, 2000, and December 29, 2001 and for the fifty-two weeks ended January 1, 2000 and December 30, 2000 has been derived from audited financial statements for the corresponding period, which are not contained in this document.

The selected historical financial data may not be indicative of our future performance.

	Fifty-Two Weeks Ended				Fifty-Three Weeks Ended
(In Thousands, Except Per Share Data)	January 1, 2000	December 30, 2000	December 29, 2001	December 28, 2002	January 3, 2004
Statement of Operations Data:					
Sales	$262,075	$338,805	$379,831	$444,842	$508,637
Cost of sales	115,119	153,667	174,107	194,748	215,316
Gross profit	146,956	185,138	205,724	250,094	293,321
Selling expenses	44,547	64,464	77,348	96,714	115,777
General and administrative expenses	26,023	31,576	38,515	43,549	50,561
Restructuring charge	—	—	8,000	—	—
Income from operations	76,386	89,098	81,861	109,831	126,983
Interest income	(627)	(235)	(72)	(23)	(31)
Interest expense	19,971	16,900	10,596	4,858	3,826
Other (income) expense	(116)	(165)	378	(420)	(425)
Income before provision for income taxes	57,158	72,598	70,959	105,416	123,613
Provision for income taxes	22,863	29,039	27,674	41,437	48,827
Income before extraordinary loss on early extinguishment of debt	34,295	43,559	43,285	63,979	74,786
Extraordinary loss on early extinguishment of debt, net of tax	3,162	—	—	—	—
Net income	$ 31,133	$ 43,559	$ 43,285	$ 63,979	$ 74,786
Basic earnings per share:					
Income before extraordinary item	$ 0.69	$ 0.82	$ 0.81	$ 1.19	$ 1.41
Net income	$ 0.62	$ 0.82	$ 0.81	$ 1.19	$ 1.41
Diluted earnings per share:					
Income before extraordinary item	$ 0.66	$ 0.80	$ 0.79	$ 1.17	$ 1.40
Net income	$ 0.60	$ 0.80	$ 0.79	$ 1.17	$ 1.40
Weighted-average basic shares outstanding	49,857	52,900	53,537	53,896	53,024
Weighted-average diluted shares outstanding	51,789	54,663	54,643	54,686	53,419

(In Thousands, Except Per Share Data)	Fifty-Two Weeks Ended January 1, 2000	December 30, 2000	December 29, 2001	December 28, 2002	Fifty-Three Weeks Ended January 3, 2004
Balance Sheet Data (as of end of period):					
Cash and cash equivalents	$ 23,569	$ 13,297	$ 30,531	$ 43,689	$ 40,730
Working capital	(1,700)	(1,048)	(1,307)	17,182	(22,165)
Total assets	286,474	311,828	321,284	340,643	334,681
Total debt	187,568	157,512	115,000	60,600	65,000
Total stockholders' equity	61,435	105,167	148,104	212,912	190,273
Other Data:					
Number of retail stores (at end of period)	102	147	192	239	286
Comparable store sales	14.8%	8.9%	(1.7)%	(6.3)%	(4.2)%
Comparable store sales with catalog and Internet	16.8%	12.8%	2.0%	(4.4)%	(3.8)%
Gross profit margin	56.1%	54.6%	54.2%	56.2%	57.7%
Depreciation and amortization	$ 6,709	$ 10,762	$ 14,347	$ 17,347	$ 19,440
Capital expenditures	22,749	37,122	26,844	25,867	22,023
Cash Flow Data:					
Net cash flows from operating activities	$ 55,430	$ 57,310	$ 86,962	$ 91,815	$113,446
Net cash flows from investing activities	(22,676)	(37,457)	(26,428)	(24,153)	(22,050)
Net cash flows from financing activities	(39,683)	(30,042)	(43,256)	(54,599)	(94,457)
EBITDA(1)	83,266	99,465	95,286	126,918	145,812
Adjusted EBITDA(2)	$ 83,266	$ 99,465	$103,286	$126,918	$145,812
Adjusted EBITDA margin(3)	31.8%	29.3%	27.1%	28.5%	28.7%

(1) EBITDA represents earnings before extraordinary items, income taxes, interest, depreciation and amortization (which includes amortization of deferred financing costs) and amortization of non-cash compensation, pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Amortization of deferred financing costs is included in interest expense in the Consolidated Statements of Operations and in depreciation and amortization in the Consolidated Statements of Cash Flows. EBITDA is presented because management believes it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA as presented may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate EBITDA in an identical manner and therefore is not necessarily an accurate means of comparison between companies. EBITDA is not intended to represent cash flows for the period or funds available for management's discretionary use nor has it been represented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. For each of the years shown above, EBITDA is calculated based upon our net income (as shown above) and adjusted as follows:

(In Thousands)	Fifty-Two Weeks Ended January 1, 2000	December 30, 2000	December 29, 2001	December 28, 2002	Fifty-Three Weeks Ended January 3, 2004
EBITDA:					
Net income	$31,133	$43,559	$ 43,285	$ 63,979	$ 74,786
Extraordinary loss on early extinguishment of debt, net of tax	3,162	—	—	—	—
Provision for income taxes	22,863	29,039	27,674	41,437	48,827
Interest expense, net	19,344	16,665	10,524	4,835	3,795
Depreciation & amortization	6,709	10,762	14,347	17,347	19,440
Non-cash compensation	1,029	604	570	434	88
Amortization of deferred financing costs	(974)	(1,164)	(1,114)	(1,114)	(1,124)
EBITDA	$83,266	$99,465	$ 95,286	$126,918	$145,812

(2) Adjusted EBITDA reflects EBITDA adjusted to eliminate the $8.0 million restructuring charge in 2001. For each of the years shown above, Adjusted EBITDA is calculated based upon EBITDA (as shown above) and adjusted as follows:

(In Thousands)	Fifty-Two Weeks Ended January 1, 2000	December 30, 2000	December 29, 2001	December 28, 2002	Fifty-Three Weeks Ended January 3, 2004
Adjusted EBITDA:					
EBITDA	$83,266	$99,465	$ 95,286	$126,918	$145,812
Restructuring charge	—	—	8,000	—	—
Adjusted EBITDA	$83,266	$99,465	$103,286	$126,918	$145,812

(3) Adjusted EBITDA margin is adjusted EBITDA as a percentage of sales.

Critical Accounting Policies and Estimates

"Management's Discussion and Analysis of Financial Condition and Results of Operations" discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventories, restructuring costs, bad debts, intangible assets, income taxes, debt service and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about operating results and the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies, among others, involve its more significant estimates and judgments and are therefore particularly important to an understanding of our results of operations and financial position.

REVENUE / RECEIVABLES

We sell our products both directly to retail customers and through wholesale channels. Revenue from the sale of merchandise to retail customers is recognized at the time of sale, while revenue from wholesale customers is recognized when risk of loss has passed to the customers. We believe that this is the time that persuasive evidence of an agreement exists, delivery has occurred, the price is fixed and determinable and collectability is reasonably assured. Revenue is recognized net of any applicable discounts and allowances. Customers, be they retail or wholesale, do have the right to return product to us in certain limited situations. Such rights of return have not precluded revenue recognition because we have a long history with such returns, which we use in constructing a reserve. This reserve, however, is subject to change. In addition to returns, we bear credit risk relative to our wholesale customers. We have provided a reserve for bad debts in our financial statements based on our estimates of the creditworthiness of our customers. However, this reserve is also subject to change. Changes in these reserves could affect our operating results.

INVENTORY

We write down our inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value, based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. In addition, our inventory is stated at the lower of cost or market on a last-in first-out ("LIFO") basis. Fluctuations in inventory levels along with the cost of raw materials could impact the carrying value of our inventory. Changes in the carrying value of inventory could affect our operating results.

TAXES

We have a significant deferred tax asset recorded on our financial statements. This asset arose at the time of our recapitalization in 1998 and is a future tax deduction for us. The recoverability of this future tax deduction is dependent upon our future profitability. We have made an assessment that this asset is likely to be recovered and is appropriately reflected on the balance sheet. Should we find that we are not able to utilize this deduction in the future we would have to record a reserve for all or a part of this asset, which would adversely affect our operating results and cash flows.

RESTRUCTURING RESERVE

In fiscal 2001 we closed our distribution facility in Utah, recorded a restructuring charge and established a reserve for future expenses related to the restructuring. Part of the restructuring charge related to the lease commitment that we have through 2005. In connection with the restructuring we did not record the entire lease commitment as a liability because we believed we would be able to sublet the facility. During the second quarter of fiscal 2002, we were successful in subletting the facility for the remaining lease term. If the facility were to be vacated by the current tenant in breach of its sublease, this would negatively affect our results of operations and cash flows.

VALUE OF LONG-LIVED ASSETS, INCLUDING INTANGIBLES

Long-lived assets on our balance sheet consist primarily of property, plant and equipment and trademarks. We periodically review the carrying value of all of these assets based, in part, upon our projections of anticipated undiscounted future cash flows. We undertake this review when facts and circumstances suggest that cash flows emanating from those assets may be diminished. Any impairment charge that we record reduces our earnings. While we believe that our future estimates are reasonable, different assumptions regarding items such as future cash flows and the volatility inherent in markets which we serve could affect our evaluations and result in impairment charges against the carrying value of those assets.

STOCK-BASED COMPENSATION

Effective in 2003, we adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under the prospective transition method selected by us, as described in SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of SFAS No. 123," all stock option grants beginning with grants made in fiscal 2003 are being expensed over the vesting period, based on the fair value at the date of the grant. Fair value is determined based on a variety of factors, all of which are estimates subject to judgment. Changes in estimated lives of options, risk-free interest rates or exercise patterns could impact our results of operations. We recorded a charge of approximately $0.6 million for the fifty-three weeks ended January 3, 2004.

Performance Measures

We measure the performance of our retail and wholesale segments through a segment margin calculation, which specifically identifies not only gross profit on the sales of products through the two channels but also costs and expenses specifically related to each segment.

Fluctuations in Quarterly Operating Results

We have experienced, and may experience in the future, fluctuations in our quarterly operating results. There are numerous factors that can contribute to these fluctuations; however, the principal factors are seasonality and new store openings.

Seasonality. We have historically realized higher revenues and operating income in our fourth quarter, particularly in our retail business. We believe that this has been due primarily to the increase in the number of our retail stores and to increased sales in the giftware industry during the holiday season of the fourth quarter.

New Store Openings. The timing of our new store openings may also have an impact on our quarterly results. First, we incur certain one-time expenses related to opening each new store. These expenses, which consist primarily of salaries, supplies and marketing costs, are expensed as incurred. Second, most store expenses vary proportionately with sales, but there is a fixed cost component. This typically results in lower store profitability when a new store opens because new stores generally have lower sales than mature stores. Due to both of these factors, during periods when new store openings as a percentage of the base are higher, operating profit may decline in dollars and/or as a percentage of sales. As the overall store base matures, the fixed cost component of selling expenses is spread over an increased level of sales, assuming sales increase as stores age, resulting in a decrease in selling and other expenses as a percentage of sales.

Fifty-Three Weeks Ended January 3, 2004 ("2003") Compared to Fifty-Two Weeks Ended December 28, 2002 ("2002")

GENERAL

The fiscal year ended January 3, 2004 consisted of 53 weeks, while the fiscal years ended December 28, 2002 and December 29, 2001 consisted of 52 weeks.

SALES

Sales increased 14.3% to $508.6 million in 2003 from $444.8 million in 2002. The additional 53rd week in 2003 contributed $5.2 million and $1.1 million in retail and wholesale sales, respectively. Wholesale sales, including European operations, increased 18.1% to $242.0 million in 2003 from $204.9 million for 2002. This growth was achieved primarily by increasing sales to existing customers and to a lesser extent by increasing the number of wholesale locations.

Retail sales increased 11.1% to $266.6 million in 2003 from $239.9 million for 2002. There were 286 retail stores open as of January 3, 2004 compared to 239 stores open at December 28, 2002. The increase in retail sales was achieved primarily through the addition of 49 new stores in 2003 and to a lesser extent increased sales in the 47 stores opened in 2002 (which in 2002 were open for less than a full year), partially offset by a decrease in comparable store sales. Comparable store and catalog and Internet sales in 2003 decreased 4.0% compared to 2002. Retail comparable store sales in 2003 decreased 4.0% compared to 2002. We believe the primary factor contributing to the decrease in comparable store sales was a decline in store traffic, and mall traffic generally. Comparable store sales were also negatively impacted in 2003 due to the President's Day (February 16–17) snowstorm which affected most of our store base in the Eastern half of the United States and successive weekend snowstorms in early December. Comparable store sales represent a comparison of the sales, during the corresponding fiscal periods of the two fiscal years compared, of the stores included in our comparable store sales base. A store first enters our comparable store sales base after completing 13 fiscal months of operation. There were 237 stores included in the comparable store base at the end of 2003, and 47 of these stores were included for less than a full year.

GROSS PROFIT

Gross profit increased 17.3% to $293.3 million in 2003 from $250.1 million in 2002. As a percentage of sales, gross profit increased to 57.7% in 2003 from 56.2% in 2002. The increase in gross profit dollars in 2003 compared to 2002 was primarily attributable to the increase in sales and more efficient supply chain operations. The improvement in gross profit rate in 2003 compared to 2002 was primarily due to continued productivity improvements in supply chain operations and more efficient sourcing of non-manufactured product.

SELLING EXPENSES

Selling expenses increased 19.8% to $115.8 million in 2003 from $96.7 million in 2002. These expenses are related to both wholesale and retail operations and consist of payroll, occupancy, advertising and other operating costs, as well as preopening costs, which are expensed as incurred. As a percentage of sales, selling expenses were 22.8% in 2003 and 21.7% in 2002. The increase in selling expenses in dollars and as a percentage of sales was primarily related to the continued growth in the number of retail stores, from 239 as of December 28, 2002 to 286 as of January 3, 2004, the effect of which is an increase in the weighting of immature stores. Immature stores are generally stores that are less than four years old. Immature stores typically generate higher selling expenses as a percentage of sales than stores that have been open for more than four years since fixed costs, as a percent of sales, are higher during the early sales maturation period. The increase in selling expense as a percentage of sales for 2003 is also explained by the decrease in retail comparable store sales since the fixed components of labor and occupancy do not decrease with negative comparable store sales. Selling expenses were also unfavorably impacted by the $1.0 million bad debt provision the Company recognized in the fourth quarter of 2003 related to the failure of our former Canadian distributor to pay to us amounts due and payable for product shipped.

SEGMENT PROFITABILITY

Segment profitability is sales less cost of sales and selling expenses. Segment profitability for our wholesale operations, including Europe, was $101.6 million or 42.0% of wholesale sales in 2003 compared to $87.2 million or 42.6% of wholesale sales in 2002. Segment profitability for our retail operations was $76.0 million or 28.5% of retail sales in 2003 compared to $66.2 million or 27.6% of retail sales in 2002. The increase in wholesale segment profitability in dollars was primarily attributable to increased wholesale sales. The decrease in wholesale segment profitability as a percentage of wholesale sales was primarily due to a $1.0 million bad debt provision the Company recognized in the fourth quarter of 2003 related to the failure of our former Canadian distributor to pay to us amounts due and payable for product shipped. The increase in retail segment profitability in dollars and as a percentage of retail sales was primarily attributable to increased retail sales and improved supply chain operations, offset in part by a decrease in retail comparable store sales and the impact of our most immature stores, the 2003 and 2002 store classes.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses, which consist primarily of personnel-related costs, increased 16.3% to $50.6 million in 2003 from $43.5 million in 2002. As a percentage of sales, general and administrative expenses increased to 9.9% from 9.8%. The increase in general and administrative expenses was primarily attributable to headcount additions in the latter part of 2002 and in 2003, consulting costs related to a strategic planning project that began in late February 2003, stock option expense, profit sharing expense and to a lesser extent increased insurance costs associated with the Company's Directors and Officers insurance policy.

In 2003, we adopted the fair value recognition provisions of SFAS No. 123. Under the prospective transition method selected by us as described in SFAS No. 148, all stock option grants beginning with grants made in fiscal 2003 are being expensed over the vesting period, based on the fair value at the date of the grant. This resulted in $0.6 million of incremental stock compensation expense in 2003.

NET OTHER EXPENSE

Net other expense was $3.4 million in 2003 compared to $4.4 million in 2002. The primary component of this expense was interest expense, which was $3.8 million in 2003 compared to $4.9 million in 2002. The decrease in interest expense in 2003 compared to 2002 was primarily the result of the reduction in the average daily debt outstanding.

INCOME TAXES

The income tax provision for 2003 was $48.8 million compared to $41.4 million for 2002. The 2003 tax provision was based on an effective tax rate of 39.5%. The 2002 tax provision was based on an effective tax rate of 39.3%. We have provided and expect to provide in 2004 a valuation allowance against the deferred tax asset for our international operations. As a result, it is anticipated that our effective tax rate for 2004 will be approximately 39.5%. We re-evaluate our effective tax rate on a quarterly basis.

NET INCOME

Net income increased 16.9% to $74.8 million in 2003 from $64.0 million in 2002.

Fifty-Two Weeks Ended December 28, 2002 ("2002") Compared to Fifty-Two Weeks Ended December 29, 2001 ("2001")

SALES

Sales increased 17.1% to $444.8 million in 2002 from $379.8 million in 2001. Wholesale sales, including European operations, increased 21.9% to $204.9 million in 2002 from $168.1 million for 2001. This growth was achieved primarily by increasing the number of wholesale locations and also by increasing sales to existing customers.

Retail sales increased 13.3% to $239.9 million in 2002 from $211.7 million for 2001. There were 239 retail stores open as of December 28, 2002 compared to 192 stores open at December 29, 2001. The increase in retail sales was achieved primarily through two factors, the addition of 47 new stores in 2002 and increased sales in the 45 stores opened in 2001 (which in 2001 were open for less than a full year), and, to a lesser extent, through increased sales in catalog and Internet operations, partially offset by a decrease in comparable store sales. Comparable store and catalog and Internet sales in 2002 decreased 4.4% compared to 2001. Retail comparable store sales in 2002 decreased 6.3% compared to 2001. The primary factors which drove the decrease in comparable store sales were a decline in store traffic, and mall traffic generally, and our decision not to repeat certain promotional activities undertaken in 2001. There were 192 stores included in the comparable store base at the end of 2002, and 45 of these stores were included for less than a full year.

GROSS PROFIT

Gross profit increased 21.6% to $250.1 million in 2002 from $205.7 million in 2001. As a percentage of sales, gross profit increased to 56.2% in 2002 from 54.2% in 2001. The increase in gross profit dollars in 2002 compared to 2001 was primarily attributable to the increase in sales and more efficient supply chain operations. The improvement in gross profit rate in 2002 compared to 2001 was primarily the result of improved productivity in supply chain operations, supply chain inefficiencies in early 2001 that were not experienced in 2002 and our decision not to engage in deep discounting activities.

SELLING EXPENSES

Selling expenses increased 25.1% to $96.7 million in 2002 from $77.3 million in 2001. These expenses are related to both wholesale and retail operations and consist of payroll, occupancy, advertising and other operating costs, as well as preopening costs, which are expensed as incurred. As a percentage of sales, selling expenses were 21.7% in 2002 and 20.4% in 2001. The increase in selling expenses in dollars and as a percentage of sales was primarily related to the continued growth in the number of retail stores, from 192 as of December 29, 2001 to 239 as of December 28, 2002, the effect of which is an increase in the weighting of immature stores. Immature stores are generally stores that are less than four years old. Immature stores typically generate higher selling expenses as a percentage of sales than stores that have been open for more than four years since fixed costs, as a percent of sales, are higher during the early sales maturation period. The increase in selling expense as a percentage of sales for 2002 is also explained by the decrease in retail comparable store sales since the fixed components of labor and occupancy do not decrease with negative comparable store sales.

SEGMENT PROFITABILITY

Segment profitability is sales less cost of sales and selling expenses. Segment profitability for our wholesale operations, including Europe, was $87.2 million or 42.6% of wholesale sales in 2002 compared to $65.5 million or 39.0% of wholesale sales in 2001. Segment profitability for our retail operations was $66.2 million or 27.6% of retail sales in 2002 compared to $62.9 million or 29.7% of retail sales in 2001. The increase in wholesale segment profitability was primarily attributable to increased wholesale sales and improved productivity in supply chain operations. The increase in retail segment profitability in dollars was primarily attributable to increased retail sales and improved supply chain operations. The decrease in retail segment profitability as a percentage of retail sales was primarily attributable to a decline in retail comparable store sales and a decline in operating profit in catalog and Internet operations, partially offset by improved productivity in supply chain operations.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses, which consist primarily of personnel-related costs, increased 13.0% to $43.5 million in 2002 from $38.5 million in 2001. As a percentage of sales, general and administrative expenses decreased to 9.8% from 10.1%. The increase in general and administrative expenses in dollars was primarily attributable to headcount additions in the latter part of 2001 and in 2002, higher bonus program accruals for fiscal 2002 as compared to 2001 and occupancy expenses associated with our new headquarters opened in May 2001 (i.e., we incurred 12 months of such expenses in 2002 compared to approximately eight months in 2001). The decrease in general and administrative expenses as a percentage of sales for fiscal 2002 was primarily attributable to our ability to leverage these expenses over a larger sales base and our continued focus on expense control.

NET OTHER EXPENSE

Net other expense was $4.4 million in 2002 compared to $10.9 million in 2001. The primary component of this expense was interest expense, which was $4.9 million in 2002 compared to $10.6 million in 2001. The decrease in interest expense was the result of the reduction in total debt outstanding from $115.0 million at December 29, 2001 to $60.6 million at December 28, 2002, and a reduction in borrowing rates resulting from decreases in the federal funds and eurodollar rates.

INCOME TAXES

The income tax provision for 2002 was $41.4 million compared to $27.7 million for 2001. The 2002 tax provision reflects an effective tax rate of 39.3%. The 2001 tax provision reflects an effective tax rate of 39.0%.

NET INCOME

Net income increased 47.8% to $64.0 million in 2002 from $43.3 million in 2001.

RESTRUCTURING CHARGE

A restructuring charge for $8.0 million was recorded in fiscal 2001 to record costs associated with our decision to consolidate and restructure our distribution and manufacturing operations. We closed our Utah distribution facility and restructured our distribution and manufacturing work force during 2001. Included in the restructuring charge are severance and other employee related costs, $2,124 of a non-cash write-down of non-recoverable leasehold improvements, fixture and equipment investments and estimated continuing occupancy expenses for abandoned facilities, net of anticipated sub-lease income. As a result of this consolidation and restructuring, the Company terminated approximately 450 manufacturing and logistics employees. An analysis of the activity within the restructuring reserve since its inception is as follows:

(In Thousands)	Expense	Costs Paid During the Fifty-Two Weeks Ended December 29, 2001	Accrued as of December 29, 2001
Occupancy	$2,635	$ 781	$1,854
Employee related	2,635	2,304	331
Other	606	606	—
Total	$5,876	$3,691	$2,185

(In Thousands)	Accrued as of December 29, 2001	Costs Paid During the Fifty-Two Weeks Ended December 28, 2002	Accrued as of December 28, 2002
Occupancy	$1,854	$ 747	$1,107
Employee related	331	284	47
Total	$2,185	$1,031	$1,154

(In Thousands)	Accrued as of December 28, 2002	Costs Paid During the Fifty-Three Weeks Ended January 3, 2004	Accrued as of January 3, 2004
Occupancy	$1,107	$ 311	$ 796
Employee related	47	47	—
Total	$1,154	$ 358	$ 796

During the second quarter of fiscal 2002, the Company was successful in subletting the facility covered under the "Occupancy" heading for the remaining lease term. Management believes that the remaining reserve at January 3, 2004 appropriately reflects the Company's remaining lease commitment exposure.

Liquidity and Capital Resources

We have consistently generated positive cash flow from operations. Specifically, over the last three fiscal years we have generated total cash flow from operations of approximately $292 million, including approximately $113 million in 2003. These amounts have exceeded net income in all the fiscal years presented due to two factors. First, we have incurred non-cash charges for depreciation and amortization. Second, income tax expense has significantly exceeded taxes actually paid owing to the tax deduction that we continue to utilize that arose from the 1998 recapitalization. This tax deduction is expected to continue to provide an annual cash benefit for the next ten years. On an annual basis, this results in tax savings of approximately $11.7 million per year through 2013 assuming sufficient income to realize the full benefit of this deduction.

These internally generated cash flows have been sufficient to fund necessary capital expenditures for our expansion plans. Capital expenditures in 2003 were $22.0 million and were primarily related to the capital requirements to open 49 new stores and investments in manufacturing and logistics operations. Capital expenditures were approximately $25.9 million in 2002 and primarily related to similar expenditures. We anticipate that capital expenditures in 2004 will total approximately $24.0 million and will be spent in a similar manner as in 2003. We plan to open approximately 45 new stores in 2004.

Despite significant capital expenditures, and our repurchase of $100 million of our common stock pursuant to our stock repurchase program discussed below, operating cash flows have also provided sufficient cash to fund both repayments of our term loan and borrowings under our credit facility. We currently have a credit agreement with a consortium of banks that was established at the time of our initial public offering. This credit agreement provides for an initial maximum borrowing of $300 million and consists of a revolving credit facility for $150 million and a term loan for $150 million. We can elect to set the interest rates on all or a portion of the borrowings outstanding under the credit agreement at a rate per annum equal to (a) the greatest of (1) the prime rate, (2) the base CD rate plus 1.00% or (3) the federal funds effective rate plus ½%, plus a margin ranging from 0.00% to 0.75%, or (b) the eurodollar rate plus a margin ranging from 1.00% to 1.75%. The weighted-average interest rate on outstanding borrowings at January 3, 2004 was 2.9%.

Our credit agreement requires that we comply with several financial and other covenants, including requirements that we maintain at the end of each fiscal quarter the following financial ratios as set forth in our credit agreement:

- a consolidated total debt to consolidated EBITDA ratio of no more than 2.50 to 1.00 at January 3, 2004 and for subsequent fiscal quarters (at January 3, 2004 this ratio was 0.44 to 1.00).
- a fixed charge coverage ratio (the ratio of the sum of consolidated EBITDA plus lease expense to the sum of consolidated cash interest expense plus lease expense) of no less than 4.00 to 1.00 at January 3, 2004 and for subsequent fiscal quarters (at January 3, 2004 this ratio was 7.12 to 1.00).

Our credit agreement defines EBITDA as our consolidated net income (excluding extraordinary gains, and gains and losses from material dispositions), plus the amount of net interest expense, depreciation and amortization, income taxes, certain non-cash compensation expenses, and certain rental expenses. EBITDA as defined in our credit agreement differs from the definition of EBITDA used elsewhere herein, in that it excludes gains and losses from dispositions of material assets and non-cash compensation expense. We have included the amount of these expenses in our more conservative calculation of EBITDA used elsewhere, which calculation is therefore lower than EBITDA as used in our credit agreement.

This credit arrangement matures in July 2004 and we have accordingly classified all our debt as current on our balance sheet. No payments of principal are due on the revolving credit facility until this maturity date. The term loan is payable in quarterly installments. In 2004, the remaining two term loan payments of $9.5 million each will be made in March and June. As of January 3, 2004, $46.0 million was outstanding under the revolving credit facility, leaving $104.0 million in availability. As of January 3, 2004, we were in compliance with all covenants under our credit facility.

We are currently engaged in negotiations with various commercial banks to replace our existing Credit Agreement with a new credit facility. We are optimistic that a new credit facility will be finalized and in place prior to the expiration of our existing Credit Agreement in July 2004.

In addition to obligations to repay our debt obligations, we lease the majority of our retail stores under long-term operating leases. The following table summarizes our commitments under both our debt and lease obligations:

	Payments Due by Period (in Thousands)						
Contractual Obligations	Total	2004	2005	2006	2007	2008	Thereafter
Debt obligations	$ 65,000	$65,000	$ —	$ —	$ —	$ —	$ —
Operating leases	170,926	22,928	22,141	20,575	19,460	19,057	66,765
Total contractual cash obligations	$235,926	$87,928	$22,141	$20,575	$19,460	$19,057	$66,765

On May 9, 2003 we announced that our Board of Directors had approved a stock repurchase program authorizing us to repurchase up to $100 million of Yankee Candle common stock. During fiscal 2003, we repurchased a total of 4,084,200 shares of common stock for an aggregate purchase price of approximately $100 million. Our repurchase activities were funded from cash flow from operations and borrowings under our existing Credit Agreement. On February 12, 2004, the Board of Directors authorized a new stock repurchase program for the repurchase of up to an additional $100 million of our common stock.

We expect that the principal sources of funding for our planned store openings and other working capital needs, capital expenditures, debt service obligations and stock repurchase program will be a combination of our available cash and cash equivalents, funds generated from operations, and borrowings under our credit facility. We believe that our current funds and sources of funds will be sufficient to fund our liquidity needs for at least the next 12 months. However, there are a number of factors that may negatively impact our available sources of funds. The amount of cash generated from operations will be dependent upon factors such as the successful execution of our business plan and worldwide economic conditions. In addition, borrowings under our credit facility are dependent upon our continued compliance with the financial and other covenants contained therein and will cease as of July 2004.

Accounting Change

The Company currently sponsors stock option plans. Prior to the third quarter of 2003, the Company accounted for employee options or share awards under the intrinsic-value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation expense, if any, was recognized based on the difference between the fair value of the common stock and the exercise price of the option on the measurement date, as defined by Opinion No. 25. Pro forma disclosures of net earnings and earnings per share had been provided supplementally, as if the fair value method of accounting defined in SFAS No. 123, "Accounting for Stock-Based Compensation" had been applied. Effective September 27, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123 using the prospective transition method provided by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of SFAS No. 123." Under the prospective transition method, the Company has valued all stock option grants beginning with grants made in fiscal 2003. These are being expensed over the vesting period based on the fair value at the date of the grant. The adoption of the fair value method of accounting for stock-based compensation resulted in a charge of $0.6 million for the fiscal year ended January 3, 2004.

Impact of Inflation

We do not believe inflation has a significant impact on our operations. The prices of our products have not varied based on the movement of the consumer price index. The majority of our material and labor costs have not been materially affected by inflation.

Future Operating Results

As referenced above, there are a number of factors that might cause our actual results to differ significantly from the results reflected by the forward-looking statements contained herein. In addition to factors generally affecting the political, economic and competitive conditions in the United States and abroad, such factors include the following:

If we fail to grow our business as planned, our business could suffer and financial results could decline. As we grow it will be difficult to maintain our historical growth rates.

We intend to continue to pursue a business strategy of increasing sales and earnings by expanding our retail and wholesale operations both in the United States and internationally. Our current plans are to grow internally and not by acquisition, although from time to time we do consider possible acquisition candidates. In particular, our retail growth strategy depends in large part on our ability to open new stores in both existing and new geographic markets. Since our ability to implement our growth strategy successfully will be dependent in part on factors beyond our control, including consumer preferences and the competitive environment, we may not be able to achieve our planned growth or sustain our financial performance. Our ability to anticipate changes in the candle and giftware industries, and identify industry trends, will be critical factors in our ability to remain competitive.

We expect that, as we grow, it will become more difficult to maintain our historical growth rate, which could negatively impact our operating margins and results of operations. New stores typically generate lower operating margin contributions than mature stores because fixed costs, as a percentage of sales, are higher and because preopening costs are fully expensed in the year of opening. In addition, our retail sales generate lower margins than our wholesale sales. Our wholesale business has grown by increasing sales to existing customers and by adding new customers. If we are not able to continue this, our sales growth and profitability could be adversely affected. We cannot assure you that we will continue to grow at a rate comparable to our historic growth rate or that our historic financial performance will continue as we grow.

We face significant competition in the giftware industry. This competition could cause our revenues or margins to fall short of expectations which could adversely affect our future operating results, financial condition and liquidity and our ability to continue to grow our business.

We compete generally for the disposable income of consumers with other producers in the giftware industry. The giftware industry is highly competitive with a large number of both large and small participants. Our products compete with other scented and unscented candle and personal care products and with other gifts within a comparable price range, like boxes of candy, flowers, wine, fine soap and related merchandise. Our retail stores compete with franchised candle store chains, specialty candle stores and gift and houseware retailers. Some of our competitors are part of large, diversified companies which have greater financial resources and a wider range of product offerings than we do. This competitive environment could adversely affect our future revenues and profits, financial condition and liquidity and our ability to continue to grow our business.

A material decline in consumers' discretionary income could cause our sales and income to decline.

Our results depend on consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience declines in sales during economic downturns or during periods of uncertainty like that which followed the September 11, 2001 terrorist attacks on the United States, the outbreak of the war in Iraq or the possibility of further terrorist attacks. Any material decline in the amount of discretionary spending could have a material adverse effect on our sales and income.

Because we are not a diversified company and are effectively dependent upon one industry, we have less flexibility in reacting to unfavorable consumer trends, adverse economic conditions or business cycles.

We rely primarily on the sale of premium scented candles and related products in the giftware industry. In the event that sales of these products decline or do not meet our expectations, we cannot rely on the sales of other products to offset such a shortfall. As a significant portion of our expenses is comprised of fixed costs, such as lease payments, our ability to decrease expenses in response to adverse business conditions is limited in the short term. As a result, unfavorable consumer trends, adverse economic conditions or changes in the business cycle could have a material and adverse impact on our earnings.

If we lose our senior executive officers, our business could be disrupted and our financial performance could suffer.

Our success is substantially dependent upon the retention of our senior executive officers. If our senior executive officers become unable or unwilling to participate in our business, our future business and financial performance could be materially affected.

Many aspects of our manufacturing and distribution facilities are customized for our business; as a result, the loss of one of these facilities would disrupt our operations.

Approximately 74% of our sales in 2003 were generated by products we manufacture at our manufacturing facility in Whately,

Massachusetts and we rely primarily on our distribution facilities in South Deerfield, Massachusetts to distribute our products. Because most of our machinery is designed or customized by us to manufacture our products, and because we have strict quality control standards for our products, the loss of our manufacturing facility, due to natural disaster or otherwise, would materially affect our operations. Similarly, our distribution facilities rely upon customized machinery, systems and operations, the loss of which would materially affect our operations. Although our manufacturing and distribution facilities are adequately insured, we believe it would take up to twelve months to resume operations at a level equivalent to current operations.

Seasonal, quarterly and other fluctuations in our business, and general industry and market conditions, could affect the market for our common stock.

Our sales and operating results vary from quarter to quarter. We have historically realized higher sales and operating income in our fourth quarter, particularly in our retail business, which accounts for a larger portion of our sales. We believe that this has been due primarily to an increase in giftware industry sales during the holiday season of the fourth quarter. As a result of this seasonality, we believe that quarter to quarter comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. In addition, we may also experience quarterly fluctuations in our sales and income depending on various factors, including, among other things, the number of new retail stores we open in a particular quarter, changes in the ordering patterns of our wholesale customers during a particular quarter, and the mix of products sold. Most of our operating expenses, such as rent expense, advertising and promotional expense and employee wages and salaries, do not vary directly with sales and are difficult to adjust in the short term. As a result, if sales for a particular quarter are below our expectations, we might not be able to proportionately reduce operating expenses for that quarter, and therefore a sales shortfall could have a disproportionate effect on our operating results for that quarter. Further, our comparable store sales from our retail business in a particular quarter could be adversely affected by competition, economic or other general conditions or our inability to execute a particular business strategy. As a result of these factors, we may report in the future sales, operating results or comparable store sales that do not match the expectations of market analysts and investors. This could cause the trading price of our common stock to decline. In addition, broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

Public health epidemics such as Severe Acute Respiratory Syndrome may affect our operating results.

Approximately 11% of our sales in 2003 were generated by products, primarily accessories, that we purchased overseas. Substantially all of these products were purchased from East Asia. A sustained interruption of the operations of our suppliers, as a result of the impact of Severe Acute Respiratory Syndrome or other similar health epidemics, could have an adverse effect on our ability to receive timely shipments of certain of our products and could result in scrutiny or embargoing of goods produced in infected areas.

Provisions in our corporate documents and Massachusetts law could delay or prevent a change in control of Yankee Candle.

Our Articles of Organization and By-Laws may discourage, delay or prevent a merger or acquisition involving Yankee Candle that our stockholders may consider favorable by:

- authorizing the issuance of preferred stock, the terms of which may be determined at the sole discretion of the board of directors,
- providing for a classified board of directors, with staggered three-year terms, and
- establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at meetings.

Massachusetts law may also discourage, delay or prevent someone from acquiring or merging with us.

We do not currently intend to pay dividends on our capital stock.

We have never paid a cash dividend on our common stock as a public company. Instead, we have retained earnings for the future operation of our business. While we have no current plan to pay any cash dividends, we intend to periodically evaluate the advisability of a dividend program. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent upon our results of operations, our financial condition, contractual and legal restrictions, and other factors deemed relevant by our board of directors. Under the terms of our existing credit agreement (which is scheduled to expire on July 7, 2004), we may not declare or pay dividends on our common stock unless our ratio of consolidated total debt to consolidated EBITDA (as defined in our credit agreement) is less than or equal to 2:1 or our aggregate principal amount of loans and letters of credit outstanding is less than $100 million. Although we currently meet this requirement, we have no current plan to pay dividends.

Consolidated Statements of Operations

(In Thousands, Except Per Share Data)	Fifty-Two Weeks Ended December 29, 2001	Fifty-Two Weeks Ended December 28, 2002	Fifty-Three Weeks Ended January 3, 2004
Sales	$379,831	$444,842	$508,637
Cost of Sales	174,107	194,748	215,316
Gross Profit	205,724	250,094	293,321
Operating Expenses:			
Selling expenses	77,348	96,714	115,777
General and administrative expenses	38,515	43,549	50,561
Restructuring charge	8,000	—	—
Total operating expenses	123,863	140,263	166,338
Income from Operations	81,861	109,831	126,983
Other Income (Expense):			
Interest income	(72)	(23)	(31)
Interest expense	10,596	4,858	3,826
Other expense (income)	378	(420)	(425)
Total other expense	10,902	4,415	3,370
Income Before Provision for Income Taxes	70,959	105,416	123,613
Provision for Income Taxes	27,674	41,437	48,827
Net Income	$ 43,285	$ 63,979	$ 74,786
Basic Earnings Per Share	$ 0.81	$ 1.19	$ 1.41
Diluted Earnings Per Share	$ 0.79	$ 1.17	$ 1.40
Weighted-Average Basic Shares Outstanding	53,537	53,896	53,024
Weighted-Average Diluted Shares Outstanding	54,643	54,686	53,419

See notes to consolidated financial statements.

Consolidated Balance Sheets

(In Thousands)	December 28, 2002	January 3, 2004
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 43,689	$ 40,730
Accounts receivable less allowance of $325 at December 28, 2002 and $1,332 at January 3, 2004	25,356	24,251
Inventory	34,529	42,186
Prepaid expenses and other current assets	6,584	6,608
Deferred tax assets	2,434	3,128
Total current assets	112,592	116,903
Property, Plant and Equipment—Net	111,761	114,774
Marketable Securities	955	1,604
Deferred Financing Costs	1,701	588
Deferred Tax Assets	113,144	100,346
Other Assets	490	466
Total Assets	$ 340,643	$ 334,681
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 20,601	$ 23,527
Accrued payroll	12,335	13,348
Accrued income taxes	18,014	22,025
Other accrued liabilities	12,460	15,168
Current portion of long-term debt	32,000	65,000
Total current liabilities	95,410	139,068
Deferred Compensation Obligation	901	1,525
Long-Term Debt—Less current portion	28,600	—
Deferred Rent	2,820	3,815
Commitments and Contingencies (Notes 11 and 13)		
Stockholders' Equity:		
Common stock, $.01 par value; 300,000 shares authorized; 104,188 and 104,397 issued at December 28, 2002 and January 3, 2004, respectively; 54,359 and 50,484 shares outstanding at December 28, 2002 and January 3, 2004, respectively	1,042	1,044
Additional paid-in capital	224,815	227,145
Treasury stock	(213,883)	(313,880)
Retained earnings	201,004	275,790
Unearned stock compensation	(88)	—
Accumulated other comprehensive loss	22	174
Total stockholders' equity	212,912	190,273
Total Liabilities and Stockholders' Equity	$ 340,643	$ 334,681

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Fifty-Two Weeks Ended December 29, 2001, December 28, 2002 and Fifty-Three Weeks Ended January 3, 2004
(In Thousands)

	Common Stock		Additional Paid-in Capital
	Shares	Amount	
Balance, December 30, 2000	104,059	$1,041	$224,381
Redemption of common stock	—	—	—
Issuance of common stock on option exercises	2	—	8
Unearned stock compensation	—	—	461
Amortization of unearned stock compensation	—	—	—
Comprehensive income (loss):			
Net income	—	—	—
Foreign currency translation loss	—	—	—
Comprehensive income	—	—	—
Balance, December 29, 2001	104,061	1,041	224,850
Issuance of common stock and option exercises	127	1	1,307
Costs of 2002 issuance of common stock	—	—	(1,342)
Amortization of unearned stock compensation	—	—	—
Comprehensive income:			
Net income	—	—	—
Foreign currency translation	—	—	—
Comprehensive income	—	—	—
Balance, December 28, 2002	104,188	1,042	224,815
Issuance of common stock and option exercises	209	2	2,673
Costs of 2003 issuance of common stock	—	—	(976)
Stock compensation expense	—	—	633
Payments for the redemption of common stock	—	—	—
Comprehensive income:			
Net income	—	—	—
Foreign currency translation	—	—	—
Comprehensive income	—	—	—
Balance, January 3, 2004	104,397	$1,044	$227,145

See notes to consolidated financial statements.

Treasury Stock	Retained Earnings	Unearned Stock Compensation	Accumulated Other Comprehensive Loss	Comprehensive Income	Total
$(212,988)	$ 93,740	$(631)	$(376)	$ —	$105,167
(764)	—	—	—	—	(764)
—	—	—	—	—	8
—	—	(461)	—	—	—
—	—	570	—	—	570
—	43,285	—	—	43,285	43,285
—	—	—	(162)	(162)	(162)
—	—	—	—	$ 43,123	—
(213,752)	137,025	(522)	(538)		148,104
(131)	—	—	—	—	1,177
—	—	—	—	—	(1,342)
—	—	434	—	—	434
—	63,979	—	—	63,979	63,979
—	—	—	560	560	560
—	—	—	—	$ 64,539	—
(213,883)	201,004	(88)	22		212,912
—	—	—	—	—	2,675
—	—	—	—	—	(976)
—	—	88	—	—	721
(99,997)	—	—	—	—	(99,997)
—	74,786	—	—	74,786	74,786
—	—	—	152	152	152
—	—	—	—	$ 74,938	—
$(313,880)	$275,790	$ —	$ 174		$190,273

Consolidated Statements of Cash Flows

(In Thousands)	Fifty-Two Weeks Ended December 29, 2001	Fifty-Two Weeks Ended December 28, 2002	Fifty-Three Weeks Ended January 3, 2004
Cash Flows Provided by (Used in) Operating Activities:			
Net income	$ 43,285	$ 63,979	$ 74,786
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	14,347	17,347	19,440
Impairment	2,324	—	—
Unrealized loss (gain) on marketable securities	47	135	(365)
Stock-based compensation expense	570	434	721
Deferred taxes	10,515	14,995	12,105
Loss on disposal of fixed assets and classic vehicles	519	567	692
Changes in assets and liabilities			
Accounts receivable, net	(5,240)	(2,029)	1,380
Inventory	11,276	(10,564)	(7,359)
Prepaid expenses and other assets	275	(1,956)	(178)
Accounts payable	2,917	1,540	2,899
Accrued expenses and other liabilities	6,127	7,367	9,325
Net Cash Provided by Operating Activities	86,962	91,815	113,446
Cash Flows (Used in) Provided by Investing Activities:			
Purchase of property and equipment	(26,844)	(25,867)	(22,023)
Proceeds from sale of property and equipment	352	1,842	259
Investments in marketable securities	(191)	(391)	(286)
Proceeds from sale of marketable securities	255	263	—
Net Cash Used in Investing Activities	(26,428)	(24,153)	(22,050)
Cash Flows (Used in) Provided by Financing Activities:			
Payments for redemption of common stock	(764)	—	(99,997)
Net proceeds (costs) from issuance of common stock	8	(165)	1,699
Net (repayments) borrowings under bank credit agreements & other	(42,500)	(54,434)	3,841
Net Cash Used in Financing Activities	(43,256)	(54,599)	(94,457)
Effect of Exchange Rate Changes on Cash	(44)	95	102
Net Increase (Decrease) in Cash and Cash Equivalents	17,234	13,158	(2,959)
Cash and Cash Equivalents, Beginning of Year	13,297	30,531	43,689
Cash and Cash Equivalents, End of Year	$ 30,531	$ 43,689	$ 40,730
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	$ 12,029	$ 3,444	$ 2,111
Income taxes	$ 14,703	$ 22,181	$ 31,532
Purchase of equipment by assumption of capital lease and lease incentives	$ —	$ 172	$ —

See notes to consolidated financial statements.

(In Thousands, Except Share and Per Share Amounts)

1. Nature of Business

The Yankee Candle Company, Inc. and subsidiaries ("Yankee Candle" or "the Company") is the leading designer, manufacturer and branded marketer of premium scented candles in the giftware industry. The Company has a 34-year history of offering its distinctive products and marketing them as affordable luxuries and consumable gifts. Yankee Candle products are available in approximately 180 fragrances and include a wide variety of jar candles, Samplers® votive candles, Tarts® wax potpourri, pillars and other candle products, all marketed under the Yankee Candle® brand. The Company also sells a wide range of coordinated candle and home décor accessories and branded fragranced non-candle products including, Yankee Candle Car Jars® air fresheners and Yankee Candle™ Bath personal care products. The Company has also extended its brand into the growing premium home fragrance market segment with products such as Housewarmer® electric home fragrancers and Yankee Candle® branded potpourri, sachets, room sprays and linen sprays. The Company sells its products through several channels including wholesale customers who operate approximately 15,000 stores in North America, 286 Company-owned and operated retail stores in 42 states as of January 3, 2004, direct mail catalogs, its Internet web site (www.yankeecandle.com), international distributors and its distribution center located in the United Kingdom.

2. Summary of Significant Accounting Policies

Basis of Presentation—The fiscal year is the 52 or 53 weeks ending the Saturday closest to December 31. In some instances, the fifty-two weeks ended December 29, 2001 and December 28, 2002 and fifty-three weeks ended January 3, 2004 are referred to as fiscal 2001, fiscal 2002, and fiscal 2003, respectively.

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Accounting Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—The Company sells its products directly to retail customers and through wholesale channels. Revenue from the sale of merchandise to retail customers is recognized at the time of sale while revenue from wholesale customers is recognized when risk of loss has passed to the customers. The Company believes that these are the times when persuasive evidence of an arrangement exists, delivery has occurred, the Company's price is fixed and collectability is reasonably assured. Revenue is recognized net of any applicable discounts and allowances. Customers, be they retail or wholesale, do have the right to return product in certain limited situations. Such right of returns have not precluded revenue recognition because the Company has a long history with such returns on which it constructs a reserve.

The Company has sold gift certificates in prior years and currently sells gift cards. At the point of sale of a gift certificate or gift card, the Company records a deferred liability. Revenue is recorded upon the redemption of the gift certificate or gift card.

Cash and Cash Equivalents—The Company considers all short-term interest-bearing investments with original maturities of three months or less to be cash equivalents. Such investments are classified by the Company as "held to maturity" securities under the provisions of Statement of Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These securities are stated at cost, adjusted for amortization of discounts and premiums to maturity.

Marketable Securities—The Company classifies the marketable securities held in its deferred compensation plan as "trading" securities under SFAS No. 115. In accordance with the provisions of this statement, the investment balance is stated at fair market value, based on quoted market prices. Unrealized gains and losses are reflected in earnings; realized gains and losses are also reflected in earnings and are computed using the specific-identification method. As the assets held in the deferred compensation plan reflect amounts due to employees, but available for general creditors of the Company in the event the Company becomes insolvent, the Company has recorded the investment balance as a noncurrent asset and has established a corresponding other long-term liability entitled "deferred compensation obligation" on the balance sheet.

The marketable securities held in this plan consist of investments in mutual funds at December 28, 2002 and January 3, 2004. Unrealized gains (losses) included in earnings during the fifty-two weeks ended December 29, 2001 and December 28, 2002 and fifty-three weeks ended January 3, 2004 were $(58), $(171) and $364, respectively. Gains of $11 and $36 were realized during the fifty-two weeks ended December 29, 2001 and December 28, 2002, respectively. There were no realized gains for the fifty-three weeks ended January 3, 2004.

Inventories—Inventories are stated at the lower of cost or market on a last-in, first-out ("LIFO") basis. In fiscal 2001, the liquidation of certain LIFO layers decreased cost of sales by $171. There were no such liquidations in either fiscal years 2002 or 2003. Inventory quantities on hand are regularly reviewed, and where necessary provisions for excess and obsolete inventory are recorded based primarily on the Company's forecast of product demand and production requirements.

(In Thousands, Except Share and Per Share Amounts)

Property, Plant and Equipment—Property, plant and equipment are stated at cost and are depreciated on the straight-line method based on the estimated useful lives of the various assets. The estimated useful lives are as follows:

Buildings and improvements	5 to 40 years
Computer equipment	2 to 5 years
Furniture and fixtures	5 to 10 years
Equipment	10 years
Vehicles	5 years

Leasehold improvements are amortized using the straight-line method over the lesser of the estimated life of the improvement or the remaining life of the lease. Expenditures for normal maintenance and repairs are charged to expense as incurred.

Deferred Financing Costs—The Company amortizes deferred financing costs using the effective-interest method over the life of the related debt. Accumulated amortization was $4,367 and $5,480 at December 28, 2002 and January 3, 2004, respectively.

Trademarks—Trademarks are recorded at cost and amortized over 15 years. Cost of trademarks, included in other assets at December 28, 2002 and January 3, 2004, was $231. Accumulated amortization was $132 and $147 at December 28, 2002 and January 3, 2004, respectively.

Advertising—The Company expenses the costs of advertising, including cooperative funds provided to customers, as they are incurred. Advertising expense was $4,869, $7,745 and $8,712 for the fifty-two weeks ended December 29, 2001 and December 28, 2002 and fifty-three weeks ended January 3, 2004, respectively.

Impairment of Long-Lived Assets—The Company reviews the recoverability of its long-lived assets (property, plant and equipment and trademarks) when events or changes in circumstances occur that indicate that the carrying value of the assets may not be recoverable. This review is based on the Company's ability to recover the carrying value of the assets from expected undiscounted future cash flows. If an impairment is indicated, the Company measures the loss based on the fair value of the asset using various valuation techniques. If an impairment loss exists, the amount of the loss will be recorded in the consolidated statements of operations. It is possible that future events or circumstances could cause these estimates to change.

Income Taxes—The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities using expected tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The provision for income taxes in the consolidated statements of operations is the actual computed tax obligation or receivable for the period, plus or minus the change during the period in deferred income tax assets and liabilities.

Fair Value of Financial Instruments—At January 3, 2004, the estimated fair values of all financial instruments approximate their carrying amounts in the consolidated balance sheets due to (i) the short-term maturity of certain instruments or (ii) the variable interest rate associated with certain instruments which have the effect of repricing such instruments regularly.

Earnings Per Share—SFAS No. 128, "Earnings Per Share," requires two presentations of earnings per share, "basic" and "diluted." Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. The denominator in the calculation is based on the following weighted-average number of common shares:

	December 29, 2001	December 28, 2002	January 3, 2004
Basic	53,537,000	53,896,000	53,024,000
Add:			
Contingently returnable shares	795,000	420,000	—
Shares issuable pursuant to option grants	311,000	370,000	395,000
Diluted	54,643,000	54,686,000	53,419,000

At December 29, 2001, December 28, 2002 and January 3, 2004, approximately 79,000, 554,000 and 13,000 shares issuable pursuant to option grants were excluded from the computation of diluted earnings per share due to the anti-dilutive effect, respectively.

Foreign Operations—Assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rate on the balance sheet date. The results of foreign subsidiary operations are translated using average rates of exchange during each reporting period. Gains and losses upon translation are deferred and reported as a component of other comprehensive income. Foreign currency transaction gains or losses, whether realized or unrealized, are recorded directly in the statements of operations.

Comprehensive Income—Comprehensive income includes all changes in equity during the period except those resulting from transactions with owners of the Company. It has two components: net income and other comprehensive income. Accumulated other comprehensive income reported on the Company's consolidated balance sheets consists of foreign currency translation adjustments. Comprehensive income, net of related tax effects (where applicable), is detailed in the consolidated statements of stockholders' equity.

Accounting Change—The Company currently sponsors stock option plans. Prior to the third quarter of 2003, the Company accounted for employee options or share awards under the intrinsic-value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation expense, if any, was recognized based on the difference between the fair value of the common stock and the exercise price of the option on the measurement date, as defined by Opinion No. 25. Pro forma disclosures of net earnings and earnings per share had been provided supplementally, as if the fair value method of accounting defined in SFAS No. 123, "Accounting for Stock-Based Compensation" had been applied. Effective September 27, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123 using the prospective transition method provided by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of SFAS No. 123." Under the prospective transition method, the Company has valued all stock option grants beginning with grants made in fiscal 2003. These are being expensed over the vesting period based on the fair value at the date of the grant. The adoption of the fair value method of accounting for stock-based compensation resulted in a charge of $633 for the fiscal year ended January 3, 2004.

Awards under the Company's option plan vest, in general, over a four year period. Therefore, the cost related to stock-based employee compensation included in the determination of net income for all periods presented in the Company's historical consolidated statements of operations is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No. 123.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	December 29, 2001	December 28, 2002	January 3, 2004
Net income, as reported	$43,285	$63,979	$74,786
Add: Stock compensation recorded under Opinion No. 25	570	434	88
Deduct: Total stock-based employee compensation expense determined under fair value based method for awards granted prior to 2003, net of related tax effects	(1,993)	(1,900)	(1,483)
Pro forma net income	$41,862	$62,513	$73,391
Earnings per share:			
Basic—as reported	$ 0.81	$ 1.19	$ 1.41
Basic—pro forma	$ 0.78	$ 1.16	$ 1.38
Weighted-average basic shares outstanding	53,537	53,896	53,024
Diluted—as reported	$ 0.79	$ 1.17	$ 1.40
Diluted—pro forma	$ 0.77	$ 1.14	$ 1.37
Weighted-average diluted shares outstanding	54,643	54,686	53,419

The following weighted-average assumptions were used to compute the pro forma results of operations for fiscal 2001 and 2002 and the stock option expense that was recorded in the Statement of Operations in fiscal 2003:

	2001	2002	2003
Volatility	50%	44%	44%
Dividend yield	0%	0%	0%
Risk free interest rate	1.69%	2.79%	2.85%
Expected lives	5 years	5 years	4 years

Prior-Year Reclassifications—Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Inventories

The components of inventory were as follows:

	December 28, 2002	January 3, 2004
Finished goods	$ 30,273	$ 37,537
Work-in-process	641	975
Raw materials and packaging	4,287	4,487
	35,201	42,999
Less LIFO adjustment	(672)	(813)
	$ 34,529	$ 42,186

4. Property, Plant and Equipment

The components of property, plant and equipment were as follows:

	December 28, 2002	January 3, 2004
Land and improvements	$ 5,039	$ 5,039
Buildings and improvements	69,502	77,402
Computer equipment	28,182	33,623
Furniture and fixtures	29,430	34,443
Equipment	28,993	30,706
Vehicles	849	549
Construction in progress	4,689	3,868
Total	166,684	185,630
Less: accumulated depreciation and amortization	(54,923)	(70,856)
	$111,761	$114,774

Depreciation and amortization expense related to property, plant and equipment was $13,061, $16,045 and $18,118 for the fifty-two weeks ended December 29, 2001 and December 28, 2002 and fifty-three weeks ended January 3, 2004, respectively. $464, $119 and $68 of interest was capitalized in the fifty-two weeks ended December 29, 2001 and December 28, 2002 and fifty-three weeks ended January 3, 2004, respectively.

5. Concentration of Credit Risk

The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100. Uninsured balances

(In Thousands, Except Share and Per Share Amounts)

aggregated $38,117 and $38,670 at December 28, 2002 and January 3, 2004, respectively. The Company extends credit to its wholesale customers. For the fifty-two weeks ended December 29, 2001 and December 28, 2002 and fifty-three weeks ended January 3, 2004, no single customer accounted for more than 2.0%, 4.0% and 6.0% of total sales, respectively.

6. Long-Term Debt

Long-term debt is summarized as follows:

	December 28, 2002	January 3, 2004
Term loan	$51,000	$19,000
Revolving line of credit	9,500	46,000
Capital lease obligations	100	—
	60,600	65,000
Less current portion	32,000	65,000
Non-current portion	$28,600	$ —

The Company has a credit agreement with a consortium of banks (the "Credit Agreement"). The Credit Agreement provides for a maximum borrowing of $300,000 and consists of a revolving credit facility for $150,000 and a term loan for $150,000. The term loan is payable in quarterly installments ranging from $7,500 to $9,500 in March, June, September and December. As of December 28, 2002 and January 3, 2004, the unused portion of the revolving credit facility was $140,500 and $104,000, respectively. The Credit Agreement matures on July 7, 2004, with any outstanding amounts due on that date; no payments of principal are due on the revolving credit facility until this maturity date. The Company is currently engaged in negotiations with various commercial banks to replace the existing Credit Agreement with a new credit facility. The Company is optimistic that a new credit facility will be finalized and in place prior to the expiration of our existing Credit Agreement in July 2004.

The Company is required to pay a commitment fee on the average daily unutilized portion of the revolving credit facility at a rate ranging from ¼% to ⅜% per annum. The Company may elect to set the interest rate on all or a portion of the borrowings outstanding under the Credit Agreement at a rate per annum equal to (a) the greatest of (1) the prime rate, (2) the base CD rate plus 1.00% or (3) the federal funds effective rate plus ½% plus a margin ranging from 0.00% to 0.75%, or (b) the eurodollar rate plus a margin ranging from 1.00% to 1.75%. The weighted-average interest rate on outstanding borrowings at January 3, 2004 was 2.90%.

The Credit Agreement includes restrictions as to, among other things, the amount of additional indebtedness, contingent obligations, liens, investments, asset sales and capital expenditures and requires the maintenance of minimum levels of interest coverage. It also includes a restriction for the payment of dividends. None of the restrictions contained in the Credit Agreement are expected to have a significant effect on the ability of the Company to operate.

7. Restructuring Charge

A restructuring charge for $8.0 million was recorded in fiscal 2001 to record costs associated with our decision to consolidate and restructure our distribution and manufacturing operations. We closed our Utah distribution facility and restructured our distribution and manufacturing work force during 2001. Included in the restructuring charge are severance and other employee related costs, $2,124 of a non-cash write-down of non-recoverable leasehold improvements, fixture and equipment investments and estimated continuing occupancy expenses for abandoned facilities, net of anticipated sub-lease income. As a result of this consolidation and restructuring, the Company terminated approximately 450 manufacturing and logistics employees. An analysis of the activity within the restructuring reserve since its inception is as follows:

	Expense	Costs Paid During the Fifty-Two Weeks Ended December 29, 2001	Accrued as of December 29, 2001
Occupancy	$2,635	$ 781	$1,854
Employee related	2,635	2,304	331
Other	606	606	—
Total	$5,876	$3,691	$2,185

	Accrued as of December 29, 2001	Costs Paid During the Fifty-Two Weeks Ended December 28, 2002	Accrued as of December 28, 2002
Occupancy	$1,854	$ 747	$1,107
Employee related	331	284	47
Total	$2,185	$1,031	$1,154

	Accrued as of December 28, 2002	Costs Paid During the Fifty-Three Weeks Ended January 3, 2004	Accrued as of January 3, 2004
Occupancy	$1,107	$ 311	$ 796
Employee related	47	47	—
Total	$1,154	$ 358	$ 796

During the second quarter of fiscal 2002, the Company was successful in subletting the facility covered under the "Occupancy" heading for the remaining lease term.

8. Provision for Income Taxes

Income tax expense, exclusive of that relating to extraordinary items, consists of the following:

	Fifty-Two Weeks Ended		Fifty-Three Weeks Ended
	December 29, 2001	December 28, 2002	January 3, 2004
Federal:			
Current	$15,552	$23,694	$32,956
Deferred	9,530	13,437	10,863
Total federal	25,082	37,131	43,819
State:			
Current	1,607	2,748	3,766
Deferred	985	1,558	1,242
Total state	2,592	4,306	5,008
Total income tax provision	$27,674	$41,437	$48,827

In connection with the recapitalization of the Company in 1998, an election was made for federal and state income tax purposes to value the assets and liabilities of the Company at fair value. As a result of such election, there is a difference between the financial reporting and tax bases of the Company's assets and liabilities. This difference was accounted for by recording a deferred tax asset of approximately $175,700 with a corresponding credit to additional paid-in capital. The deferred tax asset is being realized as these differences, including tax goodwill, are deducted, principally over a period of 15 years. In the opinion of management, the Company will have sufficient profits in the future to realize the deferred tax asset.

The tax effect of significant items comprising the Company's net deferred tax assets (liabilities) are as follows:

	December 28, 2002		January 3, 2004	
	Current	Non-current	Current	Non-current
Deferred tax assets:				
Basis differential as a result of a basis step-up for tax	$ —	$120,516	$ —	$108,824
Foreign net operating loss carryforwards	—	2,453	—	2,549
Deferred compensation arrangements, including stock-based compensation	351	—	595	247
Employee benefits	1,047	—	1,101	—
Restructuring accrual	450	—	310	—
Other	586	450	1,122	417
Valuation allowance	—	(2,453)	—	(2,549)
Deferred tax liabilities— fixed assets	—	(7,822)	—	(9,142)
	$2,434	$113,144	$3,128	$100,346

A reconciliation of the statutory federal income tax rate and the effective rate of the provision for income taxes consists of the following:

	Fifty-Two Weeks Ended		Fifty-Three Weeks Ended
	December 29, 2001	December 28, 2002	January 3, 2004
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes net of federal benefit	4.0	4.0	4.0
Other, including increase in valuation allowance	—	0.3	0.5
	39.0%	39.3%	39.5%

At January 3, 2004, the Company has foreign net operating loss carryforwards totaling approximately $8,500. A valuation allowance has been established for these net operating losses which have been fully reserved.

9. Profit Sharing Plan

The Company maintains a profit sharing plan (the "Plan") under section 401(k) of the Internal Revenue Code. Under the terms of the Plan the Company may make discretionary matching contributions in an amount, if any, to be determined annually based on a percentage of the employee's pretax contributions. Matching contributions, if made, are subject to a maximum of 4% of the employee's eligible compensation contributed to the Plan during the applicable plan year. Employer matching contributions amounted to $632, $731 and $815 for the fifty-two weeks ended December 29, 2001 and December 28, 2002 and fifty-three weeks ended January 3, 2004, respectively. The Company, at its discretion, may also make annual profit sharing contributions to the Plan. For the fifty-three weeks ended January 3, 2004, the Company incurred $500 for profit sharing contributions. There were no profit sharing contributions in fiscal 2001 and 2002.

10. Deferred Compensation

The Company has a deferred compensation agreement with certain key employees. Under this agreement, the Company at its election may match certain elective salary deferrals of eligible employees' compensation up to a maximum of $20 per employee per year. Employer contributions amounted to $89, $94 and $135 for fiscal 2001, 2002 and 2003, respectively. Benefits under the plan will be paid in a lump sum upon termination of the plan or termination of employment. Benefits paid to retired employees during fiscal 2001 and 2002 were $255 and $263, respectively. There were no benefits paid in 2003.

(In Thousands, Except Share and Per Share Amounts)

11. Contingencies

The Company is engaged in various lawsuits, either as plaintiff or defendant. In the opinion of management, the ultimate outcome of these lawsuits will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

12. Stockholders' Equity

Capital Stock—As of December 28, 2002 and January 3, 2004, the Company had 104,188,000 and 104,397,000 shares of common stock (par value $.01) issued, respectively. In connection with the recapitalization of the Company in 1998, the Company repurchased for treasury approximately 49,560,000 shares of common stock. Subsequently, pursuant to a stock repurchase program adopted May 9, 2003, the Company repurchased a total of 4,084,200 shares for an aggregate purchase price of approximately $100,000. These shares are also held in treasury. On February 12, 2004, the Board of Directors authorized a new stock repurchase program for the repurchase of up to $100,000 of currently outstanding shares.

Options to purchase common stock were granted to key employees and directors of the Company in 1998 (the "1998 Plan"). The options granted under the 1998 Plan were "nonqualified" for tax purposes. For financial reporting purposes, the award of the right to purchase stock and the grant of options, in certain cases, were considered to be below the fair value of the stock at the time of grant. The fair value was determined based on an appraisal conducted by an independent appraisal firm as of the relevant dates. The differences between fair value and the purchase price or the exercise price was being charged to compensation expense over the relevant vesting period—generally between three and five years. In the fifty-two weeks ended December 29, 2001 and December 28, 2002 and fifty-three weeks ended January 3, 2004, such expense aggregated $570, $434 and $88, respectively.

In addition to the options granted above, the Company adopted the 1999 Employee Stock Option and Award Plan in June 1999 (the "1999 Plan"). The 1999 Plan provides for the grant of both incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and nonqualified options. Options, granted to date under the 1999 Plan generally have an exercise price equal to the fair market value of the stock on the date of grant, are non-qualified and expire after 10 years. Options granted under the 1999 Plan vest ratably over four years.

A summary of the status of option grants and changes during the period ending on that date are presented below:

	Options	Range of Exercise Prices	Weighted-Average Exercise Price Per Share	Weighted-Average Grant Date Fair Value
Outstanding at December 30, 2000	718,111	$ 4.25 –$21.125	$ 8.76	—
Granted	691,500	13.17 – 17.92	14.41	6.34
Exercised	(1,953)	4.25	4.25	—
Forfeited	(11,130)	4.25 – 21.125	11.44	—
Outstanding at December 29, 2001	1,396,528	4.25 – 21.125	11.51	—
Granted	236,500	16.80 – 21.30	21.16	8.95
Exercised	(126,679)	4.25 – 21.125	5.43	—
Forfeited	(5,000)	16.88	16.88	—
Outstanding at December 28, 2002	1,501,349	4.25 – 21.30	13.89	—
Granted	555,000	16.05 – 28.53	21.45	8.01
Exercised	(209,108)	4.25 – 21.125	7.09	—
Forfeited	(10,750)	21.125– 21.30	18.18	—
Outstanding at January 3, 2004	1,836,491	$ 4.25 –$28.53	$16.93	—

Under the existing stock option plans, there are 858,626 shares available for future grants at January 3, 2004. At January 3, 2004, options were exercisable for 716,118 shares of common stock at a weighted-average exercise price of $13.88 per share.

The following table summarizes information about the Company's stock options outstanding at January 3, 2004:

Range of Exercise Prices	Options Outstanding	Average Options Exercisable	Remaining Life (Years)
$ $ 4.25	120,684	111,645	4.46
11.875– 16.25	655,000	341,041	7.25
16.80 – 18.00	255,107	178,732	6.68
21.125– 28.53	805,700	84,700	9.00
$ 4.25 – 28.53	1,836,491	716,118	7.76

13. Commitments

The Company leases most store locations, its corporate office building, a distribution facility and a number of vehicles. The operating leases, which expire in various years through 2016, contain renewal options ranging from six months to five years and provide for base rentals plus contingent rentals thereafter, which are a function of sales volume. In addition, the Company is required to pay real estate taxes, maintenance and other operating expenses applicable to the leased premises. Furthermore, several facility leases contain rent escalation clauses.

The aggregate annual future minimum lease commitments under operating leases as of January 3, 2004 are as follows:

	Operating Leases
2004	$ 22,928
2005	22,141
2006	20,575
2007	19,460
2008	19,057
Thereafter	66,765
Total minimum lease payments	$170,926

Rent expense, including contingent rentals, for the fifty-two weeks ended December 29, 2001 and December 28, 2002 and fifty-three weeks ended January 3, 2004 was approximately $13,583, $17,975 and $20,851, respectively. Included in rent expense were contingent rental payments of approximately $1,368, $996 and $802, for the fifty-two weeks ended December 29, 2001 and December 28, 2002 and fifty-three weeks ended January 3, 2004, respectively.

14. Segments of Enterprise and Related Information

The Company has segmented its operations in a manner that reflects how its chief operating decision-maker (the "CEO") currently reviews the results of the Company and its subsidiaries' businesses. The Company has two reportable segments—retail and wholesale. The identification of these segments results from management's recognition that while the product produced is similar, the type of customer for the product and services and the methods used to distribute the product are different.

The CEO evaluates both its retail and wholesale operations based on an "operating earnings" measure. Such measure gives recognition to specifically identifiable operating costs such as cost of sales and selling expenses. Administrative charges are generally not allocated to specific operating segments and are accordingly reflected in the unallocated/corporate/other category. Other components of the statement of operations, which are classified below operating income, are also not allocated by segments. The Company does not account for or report assets, capital expenditures or depreciation and amortization by segment to the CEO.

The following are the relevant data for the fifty-two weeks ended December 29, 2001 and December 28, 2002 and fifty-three weeks ended January 3, 2004:

	Retail	Wholesale	Unallocated/ Corporate/Other	Balance per Consolidated Statements of Operations
Fifty-Two Weeks Ended December 29, 2001				
Sales	$211,707	$168,124	$ —	$379,831
Gross Profit	131,816	73,908	—	205,724
Operating Margin	62,852	65,524	(46,515)	81,861
Other income (expense)	—	—	(10,902)	(10,902)
Income before provision for income taxes	—	—	—	70,959
Fifty-Two Weeks Ended December 28, 2002				
Sales	$239,920	$204,922	$ —	$444,842
Gross Profit	153,520	96,574	—	250,094
Operating Margin	66,168	87,212	(43,549)	109,831
Other income (expense)	—	—	(4,415)	(4,415)
Income before provision for income taxes	—	—	—	105,416
Fifty-Three Weeks Ended January 3, 2004				
Sales	$266,649	$241,988	$ —	$508,637
Gross Profit	179,826	113,495	—	293,321
Operating Margin	75,968	101,576	(50,561)	126,983
Other income (expense)	—	—	(3,370)	(3,370)
Income before provision for income taxes	—	—	—	123,613

15. Valuation and Qualifying Accounts

Allowance for Doubtful Accounts	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions from Reserves	Balance at End of Year
Year Ended December 29, 2001:				
Allowance for doubtful accounts	352	332	(359)	325
Year Ended December 28, 2002:				
Allowance for doubtful accounts	325	212	(212)	325
Year Ended January 3, 2004:				
Allowance for doubtful accounts	325	1,316	(309)	1,332

Amounts charged to deductions from reserves represent the write-off of uncollectible balances.

16. Quarterly Financial Data (Unaudited)

	Fifty-Two Weeks Ended December 28, 2002			
(Dollars in Thousands, Except Per Share Data)	March 30	June 29	September 28	December 28
Sales	$88,184	$81,296	$ 99,037	$176,324
Cost of sales	42,109	37,739	44,840	70,060
Gross profit	46,075	43,557	54,197	106,264
Selling expenses	21,220	22,452	23,634	29,409
General and administrative expenses	11,194	10,371	10,818	11,167
Income from operations	13,661	10,734	19,745	65,688
Interest income	(15)	(3)	(2)	(4)
Interest expense	1,308	1,157	1,253	1,138
Other (income) expense	60	(54)	(108)	(317)
Income before provision for income taxes	12,308	9,634	18,602	64,871
Provision for income taxes	4,800	3,757	7,254	25,624
Net income	$ 7,508	$ 5,877	$ 11,348	$ 39,247
Basic Earnings Per Share	$ 0.14	$ 0.11	$ 0.21	$ 0.72
Diluted Earnings Per Share	$ 0.14	$ 0.11	$ 0.21	$ 0.72

	Fifty-Three Weeks Ended January 3, 2004			
(Dollars in Thousands, Except per Share Data)	March 29	June 28	September 27	January 3
Sales	$97,052	$92,393	$114,134	$205,058
Cost of sales	44,078	41,218	49,906	80,114
Gross profit	52,974	51,175	64,228	124,944
Selling expenses	24,700	26,839	28,653	35,585
General and administrative expenses	12,448	11,679	12,146	14,289
Income from operations	15,826	12,657	23,429	75,070
Interest income	(3)	(24)	(2)	(2)
Interest expense	786	815	873	1,352
Other (income) expense	126	37	(19)	(569)
Income before provision for income taxes	14,917	11,829	22,577	74,289
Provision for income taxes	5,892	4,672	8,918	29,344
Net income	$ 9,025	$ 7,157	$ 13,659	$ 44,945
Basic Earnings Per Share	$ 0.17	$ 0.13	$ 0.26	$ 0.88
Diluted Earnings Per Share	$ 0.17	$ 0.13	$ 0.26	$ 0.88

Independent Auditors' Report

Board of Directors
The Yankee Candle Company, Inc.
South Deerfield, Massachusetts 01373

We have audited the accompanying consolidated balance sheets of The Yankee Candle Company, Inc. and subsidiaries (the "Company") as of December 28, 2002 and January 3, 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for the fifty-two weeks ended December 29, 2001 and December 28, 2002 and the fifty-three weeks ended January 3, 2004. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Yankee Candle Company, Inc. and subsidiaries as of December 28, 2002 and January 3, 2004 and the results of their operations and their cash flows for the fifty-two weeks ended December 29, 2001 and December 28, 2002 and the fifty-three weeks ended January 3, 2004 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the financial statements, the Company changed its method of accounting for stock-based compensation to conform to the provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation and No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" during the year ended January 3, 2004.

Deloitte & Touche LLP

Boston, Massachusetts
February 25, 2004

Market Information

Our common stock has been traded on the New York Stock Exchange since July 1, 1999 under the symbol "YCC." For the fiscal periods indicated, the high and low sales prices per share of the common stock as reported on the New York Stock Exchange—Composite Transaction Reporting System were as follows:

	High	Low
Fifty-Three Weeks Ended January 3, 2004		
First Quarter	$18.19	$15.25
Second Quarter	24.20	16.64
Third Quarter	26.42	22.26
Fourth Quarter	30.00	25.35
Fifty-Two Weeks Ended December 28, 2002		
First Quarter	$23.65	$18.29
Second Quarter	27.68	20.00
Third Quarter	26.71	16.50
Fourth Quarter	20.00	13.80

On March 12, 2004, the closing sale price as reported on the New York Stock Exchange—Composite Transaction Reporting System for our common stock was $27.97 per share. As of March 12, 2004, there were 593 holders of record of our common stock. This does not include the number of persons whose stock is in nominee or "street name" accounts through brokers.

Dividends

We have never paid a cash dividend on our common stock as a public company. Instead, we have retained earnings for the future operation of our business. While we have no current plan to pay any cash dividends, we intend to periodically evaluate the advisability of a dividend program. Any determination to pay dividends in the future will be at the discretion of the board of directors and will be dependent upon results of operations, financial condition, contractual and legal restrictions and other factors deemed relevant by our board of directors. Under the terms of our existing credit agreement (which is scheduled to expire on July 7, 2004), we may not declare or pay dividends on our common stock unless our ratio of consolidated total debt to consolidated EBITDA (as defined in our credit agreement) is less than or equal to 2:1 or our aggregate principal amount of loans and letters of credit outstanding is less than $100 million. Although we currently meet this requirement, we have no current plan to pay dividends.



Corporate Information

Chairman Emeritus
MICHAEL J. KITTREDGE
Founder
The Yankee Candle Company, Inc.

Directors
DALE F. FREY
Retired Chairman and President
General Electric Investment Corp.

MICHAEL F. HINES
Executive Vice President and
Chief Financial Officer
Dick's Sporting Goods, Inc.

SANDRA J. HORBACH
General Partner
Forstmann Little & Co.

JAMIE C. NICHOLLS
General Partner
Forstmann Little & Co.

MICHAEL B. POLK
Senior Vice President, Marketing
and Chief Operating Officer
Unilever Bestfoods
North America

CRAIG W. RYDIN
Chairman, President and
Chief Executive Officer
The Yankee Candle Company, Inc.

RONALD L. SARGENT
President and
Chief Executive Officer
Staples, Inc.

ROBERT R. SPELLMAN
Senior Vice President, Finance
and Chief Financial Officer
The Yankee Candle Company, Inc.

DOREEN A. WRIGHT
Senior Vice President,
Chief Information Officer
Cambell Soup Company

Executive Officers
CRAIG W. RYDIN
President and Chief Executive Officer

ROBERT R. SPELLMAN
Senior Vice President, Finance
and Chief Financial Officer

GAIL M. FLOOD
Senior Vice President,
Retail

PAUL J. HILL
Senior Vice President,
Supply Chain

HARLAN M. KENT
Senior Vice President,
Wholesale

MARTHA S. LACROIX
Senior Vice President,
Human Resources

JAMES A. PERLEY
Vice President,
General Counsel

Operating Officers
STEPHEN K. ATWATER
Vice President,
Process Improvement

RONALD J. BOHONOWICZ
Vice President,
Quality and Engineering

DOUGLAS G. HIGGINBOTHAM
Vice President,
Distribution and Transportation

G. PAT HOWARD
Vice President,
Wholesale Finance and Planning

DEBORAH H. LYNCH
Vice President,
Retail Finance and Planning

GERALD F. LYNCH
Vice President,
Controller

THOMAS J. REGAN
Vice President,
Retail

ARTHUR F. RUBECK
Vice President,
Manufacturing

DENNIS M. SHOCKRO
Vice President,
Information Systems

JOHN M. STAIB
Vice President,
Wholesale Sales

ANTHONY P. VILLANI
Vice President,
Real Estate

THOMAS J. WOODSIDE
Vice President,
Chief Retail Marketing Officer

Shareholder Information
Corporate Offices
The Yankee Candle Company, Inc.
16 Yankee Candle Way
South Deerfield, Massachusetts 01373
Telephone: (413) 665-8306
Internet address: www.yankeecandle.com

Transfer Agent and Registrar
EquiServe Trust Company, N.A. is the Transfer Agent and Registrar for the Company's Common Stock and maintains shareholder accounting records. The Transfer Agent should be contacted directly concerning changes in address, name or ownership, lost certificates and to consolidate multiple accounts. When corresponding with the Transfer Agent, shareholders should reference the exact name(s) in which Yankee Candle stock is registered as well as the certificate number.
EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, Rhode Island 02940-3023
Telephone: (877) 282-1168
Internet address: www.equiserve.com
Email address: fwy@equiserve.com

Financial Information
A copy of Yankee Candle's annual report on Form 10-K for the fiscal year ended January 3, 2004 as filed with the Securities and Exchange Commission is available on the Company's web site, www.yankeecandle.com, or by written request to the Office of Investor Relations at our corporate address.

Annual Meeting
The Annual Meeting of Stockholders of The Yankee Candle Company, Inc. will be held on June 16, 2004 at 10:00 a.m. at The Yankee Candle Employee Health and Fitness Center, 25 Greenfield Road, South Deerfield, Massachusetts 01373.

Designed by Curran & Connors, Inc. / www.curran-connors.com

THE YANKEE CANDLE COMPANY, INC.

16 Yankee Candle Way
South Deerfield, Massachusetts 01373